Exhibit 1

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including the revenue generated from combustibles, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available.

9 February 2023 – PRESS RELEASE / PRELIMINARY RESULTS
BRITISH AMERICAN TOBACCO p.l.c.
YEAR ENDED 31 DECEMBER 2022
New Category Acceleration Drives Profitability Forward To 2024
Jack Bowles, Chief Executive:
"We continue to accelerate our A Better TomorrowTM transformation at speed.
"Driven by our strong New Category momentum, (with revenue approaching £3bn), we are confident in our £5bn revenue target by 2025, and now expect New Category profitability in 2024, one year ahead of plan.
"Our New Category business delivered strong volume, revenue and market share growth and has become a significant contributor to the Group's financial delivery. In 2022, we invested more than £2bn in New Categories to drive long-term sustainable growth, while making excellent progress in reducing operating losses.
"While reported results were impacted by a number of one-off charges, we have demonstrated our ability to successfully navigate an increasingly challenging macro-economic environment. This enabled us to return £6.9bn to shareholders in 2022. I am proud of our people and their focus on delivery of our three strategic priorities, demonstrating once again the strength and resilience of our business.
"Looking forward, while we expect the macro-economic environment to remain challenging, we will continue to deliver and further accelerate our transformation. We will leverage our well-established multi-category brand portfolio, our new regional structure to enable even greater collaboration and accelerated decision-making and our new market archetype model to guide our strategic choices and resource allocation to further enhance returns.
"I am confident in BAT's ability to deliver long-term sustainable value for shareholders."

PERFORMANCE HIGHLIGHTS	REPORTED		ADJUSTED
	Current	Vs 2021	Current	Vs 2021
	rates	(current)	Rates	(current)	(constant)

Cigarette and THP volume share		-10 bps
Cigarette and THP value share		flat
Non-Combustibles consumers[1]	22.5m	+4.2m
Revenue (£m)	£27,655m	+7.7%	£27,655m	+7.7%	+2.3%
Revenue from New Categories (£m)	£2,894m	+40.9%	£2,894m	+40.9%	+37.0%
Profit from operations (£m)	£10,523m	+2.8%	£12,408m	+11.3%	+4.3%
Operating margin (%)	38.1%	-170 bps	+44.9%	+150 bps	+90 bps
Diluted EPS (pence)	291.9p	-1.3%	371.4p	+12.9%	+5.8%
Net cash generated from operating activities (£m)	£10,394m	+7.0%
Borrowings[2] (£m)	£43,139m	+8.8%
Dividend per share (pence)	230.9p	+6.0%
The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed from page 48, with reconciliation from the most comparable IFRS measure provided.
Note – 1. Internal estimate. 2. Includes lease liabilities.

2023 OUTLOOK:
•Global tobacco industry volume expected to be down c.2%.
•Strong New Category revenue growth alongside incremental investment.

Jack Bowles, Chief Executive Statement
Transforming at speed
"In 2022, the business demonstrated once again that we are transforming BAT while delivering strong results.
"At the core of our strategy is our corporate purpose to build A Better TomorrowTM. This means offering a greater choice of enjoyable and less risky products*† for our consumers.
"Our results show that our strategy is working. We have strong, global New Category brands, targeted geographic expansion plans and an unwavering commitment to innovation that ensures we are delivering for the consumer. We now have 22.5 million consumers of non-combustible products and revenue from these products account for c.15% of Group revenue.
"Our people have always been one of our greatest strengths and this year that has never been more evident. Their focus and resolve in the face of global economic upheaval has ensured excellent progress against our three strategic priorities to deliver:
•a step change in New Categories performance;
•value from combustibles; and
•business simplification.
"Following a comprehensive strategic review, we have taken the decision to further simplify the Group, reducing the number of regions and business units1. At the same time, our new operating model, centred around market archetypes, will enable us to prioritise our investments smartly and focus our activities and resource allocation to maximise returns. In addition, we expect to sell at least 20bn fewer cigarettes after completion of our phased exits of around 30 markets, further advancing our A Better TomorrowTM purpose.
"I am also pleased to confirm that we are in advanced discussions with a joint management-distributor consortium with a view to completing the transfer of our Russian and Belarusian businesses in 2023.
"In the Wellbeing and Stimulation space, we have made good progress in 2022, through our venturing unit, Btomorrow Ventures. In addition, in the cannabis space, we complemented our investment in Organigram with a non-controlling minority stake in Sanity Group and an investment in Charlotte’s Web. Together, these investments represent further steps in our exploration beyond tobacco and nicotine.
"With ESG being central to our strategy, further embedding our commitment to sustainability, we appointed our first Chief Sustainability Officer. In 2022, we were one of the first companies globally to implement a comprehensive Double Materiality Assessment, well ahead of regulatory requirements, providing insights to guide the business through 2023 and beyond.
"With the external environment becoming ever more complex, I am confident that BAT's proven resilience and performance will ensure we will capitalise on emerging opportunities as we continue to deliver value for stakeholders now and in the future."
Tadeu Marroco, Finance & Transformation Director's Statement
Continued delivery in a challenging macro-environment:
“Our 2022 full-year performance demonstrates that we are delivering and transforming at speed, driven by our multi-category portfolio of global brands. Having invested significantly, New Categories are now a meaningful contributor to Group results, delivering a strong improvement in profitability as New Category losses reduced.
"Our consumer-centric, multi-category approach is driving continued momentum in our New Categories, underpinned by our exciting pipeline of innovations and further geographic expansion, with our products now available in 60 countries globally, and around 90 category-market combinations. Our increasing scale is driving operating leverage, while further automation is reducing the cost of goods sold. In addition, our growing brand equity has enabled us to increase pricing on both devices and consumables in key markets. This strong momentum has enabled us to bring forward our New Category profitability target by one year to 2024.
"In combustibles, our targeted portfolio of brands across price tiers delivered a robust performance across APME, AmSSA and Europe driven by resilient volumes and strong pricing, partly offset by mainly geographic mix and the disposal of our Iranian business in August 2021. In the U.S., industry volumes were impacted by normalisation of consumption patterns post COVID-19 and growing macro-economic pressures in the second half of 2022. In addition, our volumes reflect the partial unwind of prior year inventory movements. Our combustibles value share in the U.S. grew by 10 bps, together with an excellent Vuse performance and a translational FX tailwind driving profit from operations up 11.5%. Adjusted profit from operations was up 3.5%, excluding higher adjusting items and translational FX.
"Group reported profit from operations was up 2.8%, with reported operating margin down 170 bps and reported diluted EPS down 1.3%. Our reported results were affected by a number of adjusting items including charges (£612 million) in respect of Russia and Belarus (described on page 33), a charge (£450 million) related to the investigation in respect of alleged historical breaches of sanctions (described on page 21) and other restructuring charges (£771 million) largely related to Project Quantum. These were more than offset by a translational foreign exchange tailwind and a net credit in Brazil (£460 million) in relation of historical VAT on social contributions.
"We are successfully navigating the challenging external environment, delivering 150 bps adjusted operating margin growth, while absorbing a 1.5% impact from transactional foreign exchange. This was driven by our increased agility and resilience, in addition to £1.9 billion annualised savings from Project Quantum, delivering well ahead of our original target of £1bn annualised savings by the end of 2022. Adjusted profit from operations increased 11.3% (or 4.3% at constant currency) with adjusted diluted EPS up 12.9%, or 5.8% at constant currency, delivering at the top end of our mid-single digit guidance.
"Our business is highly cash generative.
"The Board reviews our capital allocation priorities taking into account the macro-economic environment and potential regulatory and litigation outcomes. At this time, the Board has decided to take a pragmatic approach. Given our incremental investment plans in 2023 to further accelerate our transformation, and in light of the uncertain macro environment, higher interest rates, outstanding litigation and regulatory matters, the Board has decided to prioritise strengthening the balance sheet. This will provide greater business resilience while continuing to support future financial agility, as we aim to reduce leverage. In line with our progressive dividend policy, the dividend will increase by 6.0% to 230.9p.
"We strongly believe that share buy-backs have an important role to play within our capital allocation framework, and we will continue to keep it under review as we progress through the year.
"Liquidity remains strong with average debt maturity close to 10 years, and a fixed debt-profile of over 95%, with a current rating of Baa2 (stable outlook)/BBB+ (negative outlook)**.
"We are in our "Faster Transformation" phase, driven by our well-established consumer-centric, multi-category strategy, strong portfolio of global brands and our resilient, highly cash generative business. This will enable us to further invest in and accelerate the transformation of our business, as we continue to build A Better TomorrowTM.”
*    Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
**    A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.
†     Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. 1. Subject to applicable information and consultation requirements in some jurisdictions.

GROUP OPERATING REVIEW
TOTAL GROUP VOLUME AND REVENUE

For years ended 31 December	Volume (unit)		Revenue (£m)
			Reported			At constant rates
	2022	Change	2022	2021	Change	FX	2022 cc	2021	Change
	Unit	%	£m	£m	%	£m	£m	£m	%
New Categories			2,894	2,054	+40.9%	(81)	2,813	2,054	+37.0%
Vapour (10ml units / pods mn)	612	+14.3%	1,436	927	+54.9%	(103)	1,333	927	+43.8%
THP (sticks bn)	24.0	+25.6%	1,060	853	+24.3%	21	1,081	853	+26.7%
Modern Oral (pouches mn)	4,010	+21.7%	398	274	+45.3%	1	399	274	+45.6%
Traditional Oral (stick eq bn)	7.4	-8.3%	1,209	1,118	+8.2%	(117)	1,092	1,118	-2.3%
Total Non-Combustibles			4,103	3,172	+29.4%	(198)	3,905	3,172	+23.1%
Cigarettes (sticks bn)	605	-5.1%
OTP incl RYO/MYO (stick eq bn)	16	-10.3%
Total Combustibles	621	-5.2%	23,030	22,029	+4.5%	(1,142)	21,888	22,029	-0.6%
Other			522	483	+7.6%	(42)	480	483	-0.8%
Total			27,655	25,684	+7.7%	(1,382)	26,273	25,684	+2.3%
Cigarettes and THP (sticks bn)	629	-4.2%
Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the adjusted 2021 performance.
New Category consumables volume continues to grow and was up in all three categories. Cigarette volume declined 5.1% with cigarette volume share down 20 bps. While emerging markets began to recover from the impact of COVID-19 last year, including Cuba, Bangladesh, Brazil, and our GTR business, these effects were more than offset by volume decline in the U.S., Turkey and the sale of our Iranian business partway through 2021. Duty paid industry cigarette volume was down by circa 2%.
On a reported basis, revenue increased 7.7% to £27,655 million. Strong revenue growth in New Categories, up 40.9%, was supported by good cigarette pricing (partially offset by negative geographic mix), while value share was flat (compared to 2021). 2022 was negatively impacted by the full year impact of the sale of the Group's Iranian business, which completed midway through 2021, and the partial unwind of the inventory movements in the U.S. (mainly linked to the timing of price increases and uncertainty about a potential excise increase). Excluding the foreign exchange tailwind, revenue was up 2.3% on a constant currency basis.
Revenue from Non-Combustibles now represents 14.8% of Group revenue, up from 12.4% in 2021 (and 4.2% in 2017), reflecting strong New Category revenue growth of 40.9% (or 37.0% at constant rates of exchange).
PROFIT FROM OPERATIONS AND OPERATING MARGIN

For years ended 31 December	Reported PfO (£m) Operating Margin (%)			Adjusted PfO (£m) Adjusted Operating Margin (%)
	2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)	10,523	10,234	+2.8%	1,885	(782)	11,626	11,150	+4.3%
Operating Margin	38.1%	39.8%	-170 bps			44.3%	43.4%	+90 bps
Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the 2021 adjusted performance.
Profit from operations on a reported basis was up 2.8% at £10,523 million, with reported operating margin down 170 bps to 38.1%. A foreign exchange tailwind of 7.6%, due to the relative weakness of sterling against the Group's operating currencies, notably the US dollar, and lower losses from New Categories more than offset the impact of a number of one-off items. These were mainly charges of £612 million recognised in respect of the Group’s decision to transfer its Russian (and Belarusian) operations (as explained on pages 20 and 33), charges of £771 million largely related to the Group’s restructuring programme, Quantum (including the exit from Egypt and the factory closures in the U.S., Singapore and Switzerland), a charge of £79 million (related to the conclusion of the investigation into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act) and a potential liability of £450 million recognised in connection with the United States Department of Justice (DOJ) and the United States Department of the Treasury's Office of Foreign Assets Control (OFAC) investigations into alleged historical breaches of sanctions. These were partly offset by the recognition (in the second half of 2022) of £460 million in Brazil in relation to the calculation of VAT on social contributions in prior periods, as the litigation was successfully concluded in the year.
Adjusted profit from operations and adjusted operating margin
Adjusted profit from operations at constant rates was up 4.3%, driven by revenue growth, an improvement in the financial performance of New Categories (as losses reduced) and £629 million of productivity savings driven by Quantum. These more than offset the negative impact of a soft U.S. combustible industry performance driven by stretched consumer affordability, the partial unwinding of the 2021 trade inventory movements in the U.S., the impact of the sale of the Group's Iranian business partway through 2021 and the absorption of a 1.5% transactional foreign exchange headwind in the period. Accordingly, adjusted operating margin was up 150 bps at current rates and 90 bps at constant rates of exchange.

GROUP OPERATING REVIEW
ESG PERFORMANCE
Our ESG Roadmap contains key goals and targets, metrics, current performance and prior-year comparatives.

●	Improvement/target met	●	Ongoing focus area	●	Significant improvement required

	Goals and targets	Metrics	Performance tracking			Trend
Topic			2022	2021	2020

Harm reduction	£5bn by 2025 - in revenue from New Categories	New Category revenues (£bn)	2.9	2.1	1.4	●
	50m by 2030 - consumers of our Non-Combustible products	No. of consumers (millions)	22.5	18.3	13.5	●
Climate change	Net Zero by 2050 across our value chain - comprising Scope 1, 2 & 3 Greenhouse Gas (GHG) emissions 50% CO2e emissions reduction by 2030 - across our value chain - comprising Scope 1, 2 & 3 GHG emissions[1] Carbon neutral operations by 2030 comprising Scope 1 & 2 GHG emissions	Scope 1 & 2 (market based) CO2e emissions (thousand tonnes)	420	495	541	●
		Scope 1 & 2 CO2e emissions intensity (tonnes per £m revenue)	15.2	19.3	20.0	●
		% Scope 1 & 2 CO2e emissions reduction vs 2020 baseline	22.3	8.4	—	●
		Scope 3 CO2e emissions (thousand tonnes) including biogenic emissions and removals	— [2]	5,243	5,614	●
Circular economy	<1% waste to landfill by 2025 100% packaging reusable, recyclable or compostable by 2025	% waste sent to landfill from direct operations	4.90	8.70	8.90	●
		% packaging reusable, recyclable or compostable	92	92	80	●
		% markets selling Vuse and glo with Take-Back schemes	100	100	—	●
Biodiversity & ecosystems	No gross Deforestation of primary native forests in our tobacco, paper and pulp supply chains Net Zero Deforestation by 2025 of managed natural forests in our tobacco, paper and pulp supply chains	% sources of wood used by our contracted farmers for curing fuels that are from sustainable sources	99.99	99.89	99.70	●
		% paper and pulp volumes that is certified as sourced sustainably	94	89	—	●
Water	35% less water use by 2025 100% of operations sites Alliance for Water Stewardship certified by 2025	% reduction in water withdrawn vs 2017 baseline	33	28	23	●
		% operations sites Alliance for Water Stewardship (AWS) certified	36	15	—	●
Human rights[3]	Zero child labour - aiming for zero incidents in our Tobacco Supply Chain by 2025	% farms with incidents of child labour identified	0.38	0.70	0.50	●
		% incidents of child labour reported as resolved by the end of the growing season	100	100	98.5	●
	Monitoring of supply chains	% farms monitored for child labour in our Tobacco Supply Chain	99.99	99.91	99.70	●
		% product material and higher-risk indirect service suppliers having an independent labour audit within a three year cycle	36.6	22.0	—	●
Farmer livelihoods[3]	Crop diversification supporting prosperous livelihoods	% farmers in our Tobacco Supply Chain reported to grow other crops for food or as additional sources of income	92.8	95.6	93.4	●
People, Diversity & Culture	Increase to 45% by 2025 proportion of women in management roles	% female representation in management roles	41	39	38	●
	Zero accidents - aiming for zero accidents Group-wide each year	Number of work-related accidents (including assaults) resulting in injury, causing absence of one shift or more	83	95	114	●
		Lost Time Incident Rate (LTIR)	0.19	0.20	0.22	●
		Number of serious injuries and fatalities to employees and contractors	36	31	39	●
Ethics & Integrity	100% SoBC compliance - aiming for full adherence to our Standards of Business Conduct (SoBC)	Number of established SoBC breaches[4]	84	99	116	●
		Number of disciplinary actions taken as a result of established SoBC breaches that resulted in people leaving BAT	58	46	54	●
Responsible marketing	Full compliance - aiming for full compliance with marketing regulations	Incidents of non-compliance with marketing regulations resulting in a fine or penalty[5]	3	—	—	_
Notes: For key terms see page 59. See 'Reporting Criteria' on www.bat.com/sustainabilityreport for more definitions. Environmental and Health & Safety data is reported for the period 1 December 2021 to 30 November 2022.
In 2022, BAT changed its CO2e emissions reduction baseline from 2017 to 2020, following SBTi approval of its near-term, 1.5°C-aligned, 2030 reduction target. 1. Compared to 2020 baseline. Comprises 50% reduction in Scope 1, 2 and 50% reduction in Scope 3 GHG (CO2e) emissions. Scope 3 emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products and end-of-life treatment of sold products, which collectively comprised >90% of Scope 3 emissions in 2020. 2. Due to the complexity of consolidating and assuring Scope 3 data from our suppliers and value chain, Scope 3 data is reported one year later. 3. Our goals cover all tobacco used in our combustibles and THP products. Our metrics derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our strategic third party suppliers, representing over 80% of the tobacco purchased by volume in 2022 and defined in this preliminary announcement as 'Tobacco Supply Chain'. 4. Consistent with previous years' reporting, cases are not included in the above if they were not resolved at year-end. 5) This is a new GRI-aligned metric for FY2022, with a new reporting system. Although similar data exists for FY2021 & 2020, because the reporting methodology has changed, prior data is not directly comparable.

GROUP OPERATING REVIEW
ESG PERFORMANCE REVIEW
At the centre of our strategy is our corporate purpose to build A Better Tomorrow™ and reduce the health impact of our business.
2022 shows that our strategy is working. We have strong, global New Category brands, targeted geographic expansion plans and an unwavering commitment to innovation that means we are delivering for the consumer. As we deliver A Better Tomorrow™ and reduce the health impact of our business, we must also drive progress across all our other material ESG areas. In 2022, we appointed our first Chief Sustainability Officer (CSO) and implemented a new Double Materiality1 led approach to inform our Sustainability Agenda and drive continued embedding of sustainability in our strategy and in every business function.
BAT has continuously updated its reporting over the years, and this year marks another step forward, with a Combined Annual and ESG Report in 2022. We will report on the Principal Adverse Impact indicators of the EU SFDR and we are starting to align to draft standards for the CSRD, and looking towards US SEC plans on climate-related reporting and ISSB Sustainability Disclosure Standards2.
Harm Reduction: Multi-category strategy driving further progress
•Non-Combustible Product3 consumer acquisition of 4.2 million to 22.5 million; with Non-Combustibles now 14.8% of revenue
•New Categories revenue up 40.9% (or 37.0% at constant rates of exchange) with growth in all three categories
•Over 150 peer-reviewed papers published to date on our cutting-edge research into New Category products
Having launched our first Vapour product in 2013, 2023 marks 10 years of building our multi-category portfolio. We have developed a portfolio of less risky products3, 4, tailored to meet the evolving preferences of adult consumers. This portfolio is underpinned by over 150 peer-reviewed papers on our New Category product research, as well as R&D spend, which increased to £323 million in 2022, focused on New Category products. Across our three global New Category brands, we are seeing the benefits of our investments, driving sustainable growth while reducing operating losses.
Environment: Reduction in direct carbon emissions with renewable energy target achieved early
•Scope 1 & 2 GHG emissions reduced by 15.1% in 2022; achieved 2025 target of 30% renewable energy use three years early
•36% of operations sites now Alliance for Water Stewardship (AWS) certified, up 21 ppts; supporting our target of 100% by 2025
•Achieved CDP "A" for Climate Change; "A-" for Water and Forests
We drove a further reduction in Scope 1 & 2 emissions of 15.1% in 2022, supported by a decrease in direct energy consumption and an increase in renewable energy consumption - primarily through additional renewable electricity purchases and on-site generation from solar. We achieved our 30% target for renewable energy use three years ahead of the 2025 corporate target, and now target 50% by 2030. We report Scope 3 emissions one year in arrears due to the timing of data availability from our value chain. In 2021, we decreased our Scope 3 emissions by 7% and, in 2022, to help drive further progress, we invited over 200 priority suppliers to make climate change disclosures via CDP, with a completion rate of over 90%. We have also requested those suppliers to commit to a series of environmental pledges, including setting science-based targets via SBTi and initiatives to support removal and/or reduction of single-use plastics.
Social: Continuing our long-standing commitment to Human Rights
•0.38% of farms with incidents of child labour reported, down 46%; with 100% reported as resolved by the end of the growing season
•Over 345,000 farmers and community members reported to have engaged in human rights training and awareness programmes
•Increase in female representation in management roles to 41%, supporting our target of 45% in 2025
With 63% of our leaf sourced from directly contracted farmers and long-term partnerships with strategic third party suppliers, we believe our relationships can enable us to have a real and lasting impact. Our Field Technicians visit our directly contracted farmers approximately once a month during the growing season. As well as providing agronomy support, this is an important way of training and monitoring the farms on human rights. In 2022, a total of 942 incidents of child labour were reported on 0.38% of farms in our Tobacco Supply Chain, down from 0.70% in 2021. The reduction was supported by our work with farmers, industry engagement and collaboration, and improved data granularity with our third party suppliers. 100% of cases were reported as resolved during the growing season. We monitor the recurrence of child labour instances, and remediation plans often involve local community support. In 2022, for more than 90% of the farmers reported with child labour, it was their first reported incident. As part of our continued focus on this complex area, we completed 10 Human Rights Impact Assessments in tobacco sourcing countries by the end of 2022.
Governance: Further strengthening of our responsible marketing governance in 2022
•First Chief Sustainability Officer appointed in 2022 to further drive integration of sustainability in the business
•Continued iCommit training on responsible marketing in digital channels
•100% of our employees completed training and compliance sign-off on our Standards of Business Conduct (SoBC)
Our global principles and policies set out how we work to ensure consistent and robust corporate governance in our markets. For example, alongside our International Marketing Principles (IMP) that govern our approach to marketing, we continue to invest in iCommit, a training programme on responsible marketing, seeking to drive Youth Access Prevention (YAP) compliance across our digital channels. In 2022, we achieved 100% completion of iCommit training for BAT employees and rolled out training to key agency employees and retailers across over 90 markets. In addition, our Digital Confidence Unit, a dedicated social media monitoring unit, utilises cutting-edge technology to monitor social media 24/7 for IMP and YAP compliance and for any content related to our brands and products.
1. See Key Terms on page 59. 2. SFDR is the Sustainable Finance Disclosure Regulation; CSRD is the Corporate Sustainability Reporting Directive; ISSB is the International Sustainability Standards Board. 3. Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. 4. Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

CATEGORY PERFORMANCE REVIEW

NEW CATEGORIES DRIVING FASTER TRANSFORMATION

For years ended 31 December	Volume (unit)		Revenue (£m)
			Reported			At constant rates
	2022	Change	2022	2021	Change	FX	2022 cc	2021	Change
	Unit	%	£m	£m	%	£m	£m	£m	%
Revenue
Vapour (10ml units / pods mn)	612	+14.3%	1,436	927	+54.9%	(103)	1,333	927	+43.8%
THP (sticks bn)	24.0	+25.6%	1,060	853	+24.3%	21	1,081	853	+26.7%
Modern Oral (pouches mn)	4,010	+21.7%	398	274	+45.3%	1	399	274	+45.6%
Total New Categories revenue			2,894	2,054	+40.9%	(81)	2,813	2,054	+37.0%
Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the adjusted 2021 performance.

VUSE – VAPOUR: Extending global value share* leadership
•Vuse value share up 250 bps compared to 2021, to reach 35.9% in key vapour markets**, with the modern disposable segment accelerating total category growth
•Vuse achieves national value share leadership position in the U.S., increasing 840 bps vs 2021 to 40.9%, and leading in 35 states
•Continuous strong momentum in consumer acquisition, up 1.6 million reaching 10.0 million by the end of the year
•Vapour revenue up 55% or 44% (at constant rates), ahead of volume growth of 14.3%
•Launched Vuse Go in 24 countries with early launch markets, the UK and France, achieving No.2 in the disposables segment, with premium price positioning and volumes which are accretive to our ePod platform
We continued to strengthen our leadership position globally with value share at 36.8% (up 200 bps vs 2021) led by the continued strong performance of Vuse. The category accelerated, led by the modern disposable segment with its convenient and flexible format. Group volume grew 14.3% against 2021, with revenue up 55% to £1,436 million, or 44% at constant rates of exchange. We consolidated our volume share leadership of devices in all key Vapour markets* with consumer acquisition up 1.6 million to 10.0 million consumers.
In the U.S., the largest global Vapour market, Vuse, driven by continued success of Vuse Alto, became the market leader1 in both value share and volume share. During 2022, the FDA issued marketing authorisation for tobacco flavoured Vuse Vibe and Ciro, and our application related to Alto is still pending. We have received and are challenging the FDA's Market Denial Order dated January 2023 related to Vibe and Ciro (menthol variants) and are seeking a permanent stay***. Total Vapour value share was up 840 bps to 40.9%, with leadership in 35 states. Total Vuse consumables volume grew 10.0% (maintaining leadership of closed system devices, with growth of 700 bps to 64.4%) with revenue up 62.9% or 46.4% on a constant currency basis. While the Group does not sell synthetic nicotine disposables in the U.S., the category continues to grow, driven by the availability of flavours. Since March 2022, these products are now under FDA regulatory control, and are required to receive PMTA authorization to remain on the market. We continue to innovate across our Vuse portfolio to drive increased satisfaction for consumers.
In Canada, supported by the launch of the Group's first connected Vapour device (Vuse ePod2+), we extended our value share leadership position, growing 890 bps to 89.5% in 2022. Vuse ePod2+ now represents 72% of all sales in tracked channels.
In Europe, Vuse continued to grow both revenue (up 37.9%) and volume (up 13.9%), and our value share of closed system Vapour continued to rise, up 830 bps to 64.3% for the full year. However, the growth of the disposable segment in 2022 has impacted our value share of total Vapour across a number of markets declining 16.7 ppts as:
•In France, we maintained value share leadership despite a decline of 6.3 ppts to 38.8%;
•In Germany, we also maintained value share leadership despite a decline of 37.9 ppts to 21.4%; and
•In the UK, value share stabilised in the final quarter post Vuse Go launch (May 2022) despite a decline of 14.7 ppts to 14.8%.
We rapidly rolled out our new modern disposable product, Vuse Go, over the second half of the year, through our broad distribution footprint and consumer reach in multiple markets including the UK, France, Germany, Spain, Canada, South Africa, Greece and Ireland. Despite the impact of regulatory changes in the U.S., the number of consumers utilising our subscription programmes globally increased to c.26k, up 34% vs 2021.

* Based on Vype/Vuse estimated value share from RRP in measured retail for Vapour (i.e., total Vapour category value in retail sales) in the U.S., Canada, France, the UK and Germany. ** Key Vapour markets are defined as the Top 5 markets by industry revenue, being the U.S., the UK, France, Germany and Canada and accounting for 88% of total industry Vapour revenue (rechargeables and disposables).  *** Menthol variants accounted for approximately 75% of total Vuse consumables in 2022. 1. Source: Marlin.

CATEGORY PERFORMANCE REVIEW

glo – TOBACCO HEATING PRODUCTS (THP) – Continues to make category share gains
•glo THP category volume share reached 19.4%, up 140 bps vs 2021 in our key THP markets*
•glo consumer acquisition up 2.0m reaching 8.8m
•glo consumable volume up 25.6%, ahead of industry growth of 15%
•glo revenue growth up 24.3% or 26.7% at constant currency with sequential growth in H2 2022
•Successful national launch of Hyper X2 in Japan in October 2022 with total launches in 21 markets in 2022
Driven by the continued success of glo Hyper in Japan and across key markets in Europe, glo maintained its momentum with total category revenue growth at 24.3% or 26.7% at constant rates of exchange and consumable volume growth of 25.6% in 2022. glo achieved THP category volume share in key THP markets of 19.4%, up 140 bps in 2022 compared to 2021. Excluding Russia, our share of Top 8 markets (representing over 82% of total THP volumes) reached 18.7%, up 1.1 ppts.
In APME, volume grew 17.0%, with device volume up 19% as we continued to invest in consumer acquisition. Revenue was up 2.3%, or 9.1% at constant currency, driven by higher volume and consumable pricing, partly offset by a partial absorption of excise increases. In Japan, glo's volume share of the tobacco market (FMC and THP combined) reached 7.4%, up 60 bps on 2021 as consumers continue to switch from cigarettes to THP**. In a highly competitive market, our THP category volume share closed the year at 20.1%, down 120 bps vs FY 2021. This was ahead of the nationwide roll-out of Hyper X2 in October with 1 million device sales by the end of the year. glo Hyper X2 is a further step towards delivering enhanced product experience with a smaller, lighter device and a dedicated boost button for maximum taste satisfaction and is delivering positive early results.
In Europe, glo volume grew 33.8%, driving continued strong revenue growth of 57.3% or 53.3% at constant currency. The region now represents over 54% of our global THP volume (or 43% excluding Russia) and 51% of our global THP revenue (or 41% excluding Russia). glo continued to grow category volume share across all key European markets, with aggregate category volume share in key European THP markets*** reaching 20.2%, up 380 bps on 2021. Excluding Russia, our aggregate share of the category reached 18.7%, up 470 bps. Driven by Hyper, glo performed well across the key European THP markets:
•In Italy, glo category volume share reached 14.5%, up 170 bps;
•In Poland, glo category volume share reached 31.2%, up 14.4 ppts;
•In Greece, glo category volume share reached 13.2%, up 470 bps; and
•In Hungary, glo category volume share reached 14.4%, up 740 bps.
Since the launch of Hyper in the first half of 2020, glo’s performance on key metrics such as brand power and consumer conversion have continued to improve, supporting our ambition for glo to be the fastest growing global THP brand (by volume). Driven by our increased speed and agility, Hyper X2 was launched in 21 markets in 2022 with encouraging early results.

* The key THP markets are defined as the Top 9 markets by industry revenue. They were adjusted in 2022, with Greece and Hungary introduced, replacing Germany and Romania. Accordingly, glo's category volume share for 2021 was rebased on the new definition from 18.1% to 17.9%. Top 9 markets by revenue are Japan, South Korea, Russia, Italy, Greece, Hungary, Ukraine, Poland and the Czech Republic. Russia will remain in the Top 9 markets until the sale of the Russian business is completed. The Top 9 account for 80% (2021: 82%) of total industry THP revenue.
** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
*** The key European THP markets are defined as the Top 7 (T7) markets by revenue - being Russia, Italy, Greece, Hungary, Ukraine, Poland and the Czech Republic. Russia will remain in the T7 markets until the sale of the Russian business is completed.

CATEGORY PERFORMANCE REVIEW

VELO – MODERN ORAL – European leadership continues, unlocking emerging markets
•Revenue up 45.3%, or 45.6% at constant currency ahead of volume growth of 21.7% with consumer numbers up 0.6m to 2.7m.
•Volume share leadership in Modern Oral in Europe at 68.8%
•Category volume share in key Modern Oral markets* was 30.4%, down 440 bps, driven by a decline in the highly competitive U.S. market
•Velo remains volume share leader in 15 Modern Oral markets in Europe
•In Pakistan, now our third largest Modern Oral market (by volume), Velo is demonstrating the potential of Modern Oral in emerging markets
Our Modern Oral portfolio, driven by Velo expansion, continued to grow in 2022, with volume up 21.7% and revenue up 45.3%, or 45.6% at constant currency. Volume share of the Modern Oral category in our key Modern Oral markets* was 30.4%, down 440 bps vs. 2021, driven by a highly competitive pricing environment in the U.S. Excluding the U.S., the Group maintained leadership of the Modern Oral category. We continue to innovate in the category, with Mini pouches and Max ranges driving strong growth.
In the U.S., volume was down 50.1%, with volume share down 580 bps. Revenue was up, as we pivoted to drive value, reducing promotional support for the brand, and prioritising investment behind Vuse in the much larger Vapour category. The market remains highly competitive, with current low moisture product formulations continuing to result in low levels of average daily consumption and high poly-usage. As a result, we have submitted a PMTA for a new Velo product, leveraging our international insights.
In Europe, we remain the volume share leader in 15 Modern Oral markets, with revenue and volume growth at 30.8% and 29.9%, respectively. From a high base, volume share was marginally lower at 68.8%, down 60 bps. As the Modern Oral category continues to grow and become more established in Europe, we continue to see strong growth in average daily consumption, including in Sweden which reached 11 pouches in November 2022**.
•In Sweden, where Modern Oral has grown to represent 19.0% of the total oral category, our volume share of the Modern Oral category was 58.1%, a decrease of 170 bps on 2021, impacted by heavy competitor discounting, with volume share stabilising in the final quarter;
•In Norway, where Modern Oral now represents 33.5% of the total oral category, we maintained our leadership position with volume share of the Modern Oral reaching 64.1%, up 20 bps vs 2021;
•In Denmark (with volume share marginally lower than 2021, down 40 bps to 92.2%) and in Switzerland (where volume share was up 160 bps to 93.2%), we maintained our volume share leadership position in the Modern Oral category from a high base; and
•In the UK, we gained market leadership with volume share of the Modern Oral category reaching 51.6%, an increase of 2,220 bps from 29.4% in 2021.
We believe that Modern Oral is an exciting longer-term opportunity to unlock reduced risk products***† in emerging markets. We are particularly proud of Velo’s performance in Pakistan, now our third largest Modern Oral market (by volume), where we have rapidly achieved national coverage. Enabled by powerful, consumer-centric digital activations, Velo has reached a monthly volume in Pakistan of over 40 million pouches.
This progress demonstrates our ability to unlock the significant opportunity for Modern Oral in emerging markets, including:
•In South Africa, where we have expanded our pilot in Johannesburg with guided trial and expansion into key accounts, delivering encouraging early results; and
•In Kenya, where, after the category was reinstated as regulated under the Tobacco Control Act, we reintroduced Velo to a limited retail universe with positive early momentum, as we focus on driving guided trial.
In December 2022, results from our innovative cross-sectional clinical study on Velo were published in the science publication ‘Biomarkers’. The results show that consumers exclusively using Velo for over six months had significant favourable differences in several biomarkers of exposure and biomarkers of potential harm relevant to smoking-related diseases compared to the adults who smoked.

* Key Modern Oral markets are defined as the Top 5 markets by industry revenue, being the U.S., Sweden, Norway, Denmark and Switzerland and accounting for 80% of total industry revenue.
** Source: Kantar New Category Tracker. *** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

CATEGORY PERFORMANCE REVIEW

BEYOND NICOTINE
As consumers increasingly seek products offering wellbeing and stimulation characteristics, our venturing unit, Btomorrow Ventures (BTV), and selected third parties are helping us to strengthen our positioning for this market. Our well-established market research has given us a detailed understanding of consumer need states allowing us to invest in, acquire and develop natural ingredients and new delivery formats that satisfy these needs. We believe our supply chain strengths and trade market capabilities mean that, when ready, we can deliver associated products to consumers at speed and scale.
BTV has completed 22 investments since launch in 2020. In 2022, this included five new investments and two exits, which delivered on their strategic objectives for BAT whilst also achieving a positive financial return. We continue to invest in innovative consumer, new sciences and technology businesses aligned with our strategic priorities. While we have impaired the investment in Organigram by £59 million (net of tax), partly due to the volatility in global cannabis stock prices, we remain pleased with our strategic collaboration. This includes our joint Product Development Collaboration Agreement focusing on research and product development activities of next generation adult cannabis products, with an initial focus on cannabidiol (CBD). Organigram is performing well and we continue to explore opportunities to expand our science-focused cannabis ecosystem, including new investments in Sanity Group (Germany) and Charlotte’s Web (U.S.) in the second half of the year, as we monitor changes in the regulatory environment.
In January 2022, we announced the launch of KBio Holdings Limited (KBio) to accelerate the research, development and production of novel treatments for rare and infectious diseases. KBio will leverage the existing plant-based technology capabilities of BAT and Kentucky BioProcessing Inc. (KBP), the existing BAT-owned U.S. plant biologics organisation.
We continue to invest in companies that are carefully selected for original ideas across a range of criteria, as well as a cultural fit. This allows us to continue leveraging the strength of the BAT Group in helping entrepreneurial candidates accelerate and sustain growth. This approach provides us with evolving capabilities for the future across both our New Categories and Beyond Nicotine.
TRADITIONAL ORAL
Group volume declined 8.3% to 7.4 billion stick equivalents. Total revenue was £1,209 million (2021: £1,118 million), up 8.2% benefiting from the translational foreign exchange tailwind. At constant currency, revenue declined 2.3%, as continued strong pricing in the U.S., driving Group price/mix of 6.0%, was more than offset by the reduction in volume in both Europe (down 9.8%) and the U.S. (down 8.1%) in 2022.
In the U.S. (which accounts for 97% of revenue from the category), value share in Traditional Oral declined 60 bps with volume share down 70 bps. The decline in 2022 was driven by strong macro-economic headwinds.
In the second half of 2022, the decision was taken to withdraw the Modified Risk Tobacco Product (MRTP) applications for Camel Snus, as we adjust our near-term priorities to continue to focus on providing a diverse portfolio of New Category nicotine products in line with our global harm reduction strategy.
VALUE THROUGH COMBUSTIBLES
•Group value share was flat, with gains in the U.S. (up 10 bps) and APME (up 10 bps) offset by Europe and AmSSA.
•Group volume share down 20 bps, driven by a flat share in APME and a lower performance in AmSSA, Europe and the U.S.
•Revenue up 4.5% due to foreign exchange, but down 0.6% at constant rates, with combustibles price/mix of 4.6%.
•Continued strong pricing, partially offset by geographic mix.
Group cigarette value share is flat vs 2021, driven by the continued performance of the strategic cigarette brands in the U.S. (up 10 bps) and higher cigarette value share gains in APME, which fully offset lower value share in Europe and AmSSA. Group cigarette volume was down 5.1% at 605 billion sticks (2021: 637 billion sticks). This was driven by:
•The U.S., where combustible volume was down 15.5% to 59 billion sticks (2021: 69.7billion sticks) reflecting post COVID-19 normalisation of consumption patterns, and the continued pressure of growing macro-economic headwinds leading to some accelerated downtrading in the industry in key channels and states. In addition, we have partially unwound the prior year inventory (which benefited revenue in 2021 by around £200 million), mainly linked to the timing of price increases and uncertainty around a potential Federal excise increase; and
•The impact of the sale of our Iranian business in August of 2021.
This was partly offset by volume growth driven by post COVID-19 normalisation in Bangladesh and a reduction in illicit trade in Brazil.
Revenue from combustibles grew 4.5% to £23,030 million (2021: £22,029 million), benefiting from a translational foreign exchange tailwind of 5.1%. Revenue at constant rates of exchange was down 0.6% at £21,888 million (2021: £22,029 million). Our targeted portfolio of brands across price tiers enabled the delivery of a robust financial performance across APME, AmSSA and Europe. Pricing continued to be strong notably in the U.S., Turkey, Canada, Germany, Bangladesh and Brazil, with combustibles price/mix of 4.6%, partly offset by geographic mix.
Our GTR business is continuing to recover following the COVID-19 travel restrictions, especially outside Asia where restrictions have reduced significantly.

CATEGORY PERFORMANCE REVIEW

SIMPLIFYING THE BUSINESS – Delivering the Enterprise of the Future
•Quantum, the first pillar of our transformation programme QUEST, delivered £1.9 billion annualised savings ahead of our original £1 billion target.
•Comprehensive market review and optimal regional and business unit realignment to further simplify our business, driving speed, focus and agility.
•New operating model developed with six market archetypes to guide strategic choices and resource allocation.
•Other QUEST pillars focus on our people, innovation, digital and sustainability as we accelerate our transformation journey.
Through QUEST, we are building a sustainable Enterprise of the Future, delivering the organisational flexibility to implement and operationalise our growth strategy – from simplifying the business to faster decision-making. QUEST is one way that we are becoming more responsive and resilient in the face of change, and is built around five pillars:
•Quantum, our programme designed to simplify our business;
•Unleashing innovation through data-driven insights and foresights, leveraging state-of-the-art technologies to ensure we are building the brands of the future;
•Empowering our organisation and attracting and retaining an increasingly diverse workforce;
•Shaping the sustainability agenda through our focus on reducing the health impact of our business and demonstrating excellence across our other ESG measures; and
•Technology and data analytics, which will drive our transformation and unlock commercial value across the entire value chain.
In a fast evolving world, these pillars operationalise how we ensure we continue to be fit for growth and build the Enterprise of the Future.
We have delivered another £629 million of annualised cost savings in 2022 enabling us to exceed our original £1 billion target of annualised cost savings over the last three years. This has been achieved through many Group-wide initiatives, including: large-scale organisational change, operational efficiency through route-to-market optimisation and supply chain productivity.
Further simplification, productivity improvements and savings will be a key focus as we continue to sharpen our core capabilities. These are critical to addressing inflationary pressures while continuing to fund New Category investment and improve New Category profitability as we accelerate our transformation towards A Better Tomorrow™. Moving forward, we will leverage the foundations created by Quantum with a new regional and business unit realignment.
In 2023, our regions will reduce from four to three, and our business units from sixteen to twelve. This will drive increased speed, focus and agility. Our new operating model, centred around six market archetypes, will further enable us to guide strategic decision-making and resource allocation. We will continue to deliver efficiencies through our established continuous improvement mindset and, as a result, we do not expect any further significant impact (to profit from operations) from adjusting items related to restructuring programmes in the medium term.

REGIONAL REVIEW
The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure. For further information on regional performance by category, see "Additional Information on Revenue by Category by Region".
UNITED STATES (U.S.):

For years ended 31 December	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			949	564	+68.7%		(95)	854	564	+51.6%
Vapour (10ml units/pods mn)	320	+10.0%	913	561	+62.9%		(92)	821	561	+46.4%
THP (sticks bn)	—	—%	—	1	-69.1%		0	—	1	-72.3%
Modern Oral (pouches mn)	301	-50.1%	36	2	n/m		(3)	33	2	n/m
Traditional Oral (stick eq bn)	6.6	-8.1%	1,174	1,077	+8.9%		(119)	1,055	1,077	-2.1%
Total Non-Combustibles			2,123	1,641	+29.5%		(214)	1,909	1,641	+16.3%
Total Combustibles (sticks bn)	59	-15.5%	10,470	10,015	+4.5%		(1,061)	9,409	10,015	-6.1%
Other			46	35	+27.9%		(6)	40	35	+14.9%
Total			12,639	11,691	+8.1%		(1,281)	11,358	11,691	-2.8%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			6,205	5,566	+11.5%	630	(740)	6,095	5,887	+3.5%
Operating Margin			49.1%	47.6%	+150 bps			53.7%	50.4%	+330 bps
Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the adjusted 2021 performance.
•Strong New Category revenue, growth up 69% or 52% at constant rates driven by Vuse performance
•Vuse achieved national value share leadership, reaching 40.9%, up 840 bps versus FY 2021, with leadership in 35 states
•U.S. combustibles volume impacted by industry decline due to macro-economic pressures and partial inventory unwind from prior year
•Continued strong combustibles pricing supported by Revenue Growth Management (RGM) capabilities
•Combustibles value share up 10 bps and volume share down 30 bps

Regional Revenue and Profit from Operations
Reported revenue increased 8.1%, driven by the translational foreign exchange tailwind. On a constant currency basis, revenue declined 2.8%. Excellent growth in New Categories was driven by Vuse with revenue up 63% or 46% at constant rates of exchange and achieving value share leadership in the U.S.
In combustibles, strong pricing, supported by our revenue growth management techniques, was more than offset by lower volume, impacted by industry decline due to macro-economic headwinds and post COVID-19 normalisation of consumption patterns. To offset early signs of accelerated downtrading, we have activated commercial plans in specific brands, channels, and states. Revenue growth was further offset by the partial unwind of inventory movements linked to the timing of price increases and uncertainty about a potential excise increase in the prior year, which had benefited 2021 by £200 million.
Reported profit from operations rose by 11.5%, with reported margin up 150 bps to 49.1%. This was driven by a continued improvement in the financial performance of Vuse and a translational foreign exchange tailwind of 12.9%. Adjusting items were higher in 2022, largely in respect of the factory rationalisation as part of our restructuring programme, Quantum. Furthermore, while 2021 benefited from credits related to the partial buy-out of the pension fund (£35 million), this was a credit of £16 million in 2022, as discussed on page 21.
At constant rates of exchange, adjusted profit from operations was up 3.5% and adjusted operating margin was up 330 bps to 53.7%, driven by further cost saving efficiencies and improved performance from Vuse and Velo.

REGIONAL REVIEW

AMERICAS AND SUB-SAHARAN AFRICA (AmSSA):

For years ended 31 December	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			219	141	+55.6%		(11)	208	141	+47.5%
Vapour (10ml units/pods mn)	83	+33.3%	218	141	+55.1%		(11)	207	141	+47.0%
THP (sticks bn)	—	n/m	—	—	—%		0	—	—	—%
Modern Oral (pouches mn)	10	n/m	1	—	n/m		0	1	—	-100.0%
Traditional Oral (stick eq bn)	—	—%	—	—	0.0%		0	—	—	—%
Total Non-Combustibles			219	141	+55.6%		(11)	208	141	+47.5%
Total Combustibles (sticks bn)	149	+0.7%	3,751	3,435	+9.2%		(186)	3,565	3,435	+3.8%
Other			233	225	+3.2%		(27)	206	225	-8.7%
Total			4,203	3,801	+10.6%		(224)	3,979	3,801	+4.7%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			2,022	1,496	+35.2%	(280)	(83)	1,659	1,590	+4.3%
Operating Margin			48.1%	39.3%	+880 bps			41.7%	41.8%	-10 bps
Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the adjusted 2021 performance.
•Strong New Category revenue growth up 56% or 48% at constant rates of exchange, driven by Vuse
•Vuse extended value share leadership in Canada, reaching 89.5%, up 890 bps versus 2021
•Combustibles revenue up 9.2% or 3.8% at constant rates of exchange, driven by resilient volume and strong pricing, partially offset by geographic mix
•Combustibles value share down by 60 bps and volume share down by 90 bps
Regional Revenue and Profit from Operations
Reported revenue was up 10.6%, as 4.7% constant currency growth was enhanced by a translational foreign exchange tailwind due to the relative weakness of sterling against a number of currencies, particularly the Brazilian real and Canadian dollar. Constant currency revenue growth was driven by resilient combustibles volume, particularly in Brazil and Mexico, strong combustibles pricing and the growth in New Categories, notably from Vuse in Canada.
Reported profit from operations increased 35.2% to £2,022 million, partly due to the recognition (in the second half of 2022) of £460 million in Brazil in relation to the calculation of VAT on social contribution in prior periods, as the litigation was successfully concluded in the year. This was partly offset by a charge of £79 million related to the conclusion of the investigation into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act. Excluding adjusting items in both periods (which mainly related to Quantum, VAT recovery in Brazil, Nigerian investigations and, in 2021, the impairment of goodwill related to Peru), adjusted profit from operations increased 4.3% on a constant currency basis, driven by the growth in revenue.

REGIONAL REVIEW

EUROPE:

For years ended 31 December	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			1,171	814	+43.7%		(9)	1,162	814	+42.7%
Vapour (10ml units/pods mn)	197	+13.9%	286	207	+37.9%		1	287	207	+38.5%
THP (sticks bn)	13.0	+33.8%	537	341	+57.3%		(14)	523	341	+53.3%
Modern Oral (pouches mn)	3,169	+29.9%	348	266	+30.8%		4	352	266	+32.3%
Traditional Oral (stick eq bn)	0.8	-9.8%	35	41	-12.3%		2	37	41	-7.7%
Total Non-Combustibles			1,206	855	+41.1%		(7)	1,199	855	+40.3%
Total Combustibles (sticks bn)	206	-10.0%	4,996	5,024	-0.6%		87	5,083	5,024	+1.2%
Other			144	122	+16.9%		(3)	141	122	+15.1%
Total			6,346	6,001	+5.7%		77	6,423	6,001	+7.0%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			1,270	1,885	-32.6%	812	21	2,103	1,956	+7.5%
Operating Margin			20.0%	31.4%	-1,140 bps			32.7%	32.6%	+10 bps
Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the adjusted 2021 performance.
Effective 1 January 2022, the North African markets of Algeria, Egypt, Libya, Morocco, Sudan and Tunisia, which formed part of the Europe and North Africa (ENA) region were moved to the Asia-Pacific and Middle East (APME) region. From 2022, the ENA region has been renamed Europe. The impact of this is not considered material to the understanding of the regional results of the Europe and APME regions and, therefore, the prior year comparative information has not been restated.
•Truly multi-category region with non-combustibles now representing 19% of revenue
•New Category revenue growth up 44% or 43% at constant rates of exchange, with over 30% revenue growth across all three New Categories
•Resilient combustibles performance led by pricing with volume impacted by regional re-allocation of North Africa to APME
•Combustibles volume share down 20 bps, and value share declined by 10 bps
Regional Revenue and Profit from Operations
Reported revenue was up 5.7% at current rates, driven by New Category revenue growth of 43.7% and combustibles pricing. This more than offset volume decline (impacted by the regional re-allocation of North Africa to APME and lower volume in Turkey, Germany, Denmark and France), and translational foreign exchange headwinds. On a constant currency basis, revenue was up by 7.0% with key drivers of performance including Romania, Poland, Italy and the Czech Republic.
Reported profit from operations decreased by 32.6%, mainly reflecting the charges recognised in respect of the proposed transfer of the Group's operations in Russia and Belarus (which have been classified as held for sale at 31 December 2022 necessitating a charge of £612 million in the period) and Quantum restructuring (including the closure of the factory in Switzerland). Adjusted profit from operations was up 7.5% at constant rates of exchange driven by the performance of New Categories, together with tight control of overheads and Quantum cost savings.

REGIONAL REVIEW

ASIA-PACIFIC AND MIDDLE EAST (APME):

For years ended 31 December	Volume (unit)		Revenue (£m)
			Reported				At constant rates
	2022	Change	2022	2021	Change		FX	2022 cc	2021	Change
	Unit	%	£m	£m	%		£m	£m	£m	%
New Categories			555	535	+3.7%		34	589	535	+10.1%
Vapour (10ml units/pods mn)	12	+31.1%	19	18	+4.3%		(1)	18	18	+1.7%
THP (sticks bn)	11.0	+17.0%	523	511	+2.3%		35	558	511	+9.1%
Modern Oral (pouches mn)	530	+108.4%	13	6	+117.0%		0	13	6	+121.2%
Traditional Oral (stick eq bn)	—	—%	—	—	—%		—	—	—	—%
Total Non-Combustibles			555	535	+3.7%		34	589	535	+10.1%
Total Combustibles (sticks bn)	207	-0.8%	3,813	3,555	+7.3%		18	3,831	3,555	+7.8%
Other			99	101	-0.9%		(6)	93	101	-7.8%
Total			4,467	4,191	+6.6%		46	4,513	4,191	+7.7%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)
			2022	2021	Change	Adj	FX	2022 cc	2021	Change
Profit from Operations (PfO)			1,026	1,287	-20.3%	723	20	1,769	1,717	+3.0%
Operating Margin			23.0%	30.7%	-770 bps			39.2%	41.0%	-180 bps
Use of the term “cc” refers to the variance between the 2022 adjusted performance, at 2021 exchange rates, against the adjusted 2021 performance. Effective 1 January 2022, the North African Markets of Algeria, Egypt, Libya, Morocco, Sudan and Tunisia, which formed part of the Europe and North Africa (ENA) region were moved to the Asia-Pacific and Middle East (APME) region. From 2022, the ENA region has been renamed Europe. The impact of this is not considered material to the understanding of the regional results of the Europe and APME region and therefore the prior year comparative information has not been restated.
•New Category revenue growth up 3.7% or 10.1% at constant rates of exchange driven by glo in Japan
•glo Hyper X2 launched nationally in Japan in October with positive early results
•Robust combustibles performance led by resilient volume and pricing
•Combustibles value share up by 10 bps with volume share flat

Regional Revenue and Profit from Operations
Reported revenue increased 6.6%. Constant currency revenue was 7.7% higher, driven by robust combustibles pricing and growth of New Categories. Combustibles volume was resilient (down 0.8%), benefiting from emerging market recovery from COVID-19 and the regional re-allocation of North Africa, which was partly offset by the sale of the Group's Iranian business midway through 2021.
Reported profit from operations declined 20.3% largely due to the increased one-off charges related to the DOJ and OFAC investigations regarding allegations of historical breaches of sanctions (£450 million), charges related to the closure of the Singapore factory and the Group's exit from Egypt (£118 million). These charges were higher than in the prior period which included a charge of £358 million in respect of the sale of the Group's Iranian business.
Adjusted profit from operations increased 3.0% at constant rates of exchange driven by a robust combustibles revenue performance, while reflecting the negative geographic mix impact of growth in higher volume, lower margin markets, including Bangladesh, Pakistan, and Vietnam. In addition, results reflect continued savings from Project Quantum whilst also including a transactional foreign exchange headwind of 4.5% and the impact of the 2021 sale of the Group's Iranian business.

OTHER FINANCIAL INFORMATION
ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2022					2021
For years ended 31 December	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations
U.S.	6,205	630	6,835	(740)	6,095	5,566	321	5,887
AmSSA	2,022	(280)	1,742	(83)	1,659	1,496	94	1,590
Europe	1,270	812	2,082	21	2,103	1,885	71	1,956
APME	1,026	723	1,749	20	1,769	1,287	430	1,717
Total Region	10,523	1,885	12,408	(782)	11,626	10,234	916	11,150
Net finance costs	(1,641)	34	(1,607)	140	(1,467)	(1,486)	55	(1,431)
Associates and joint ventures	442	92	534	(24)	510	415	12	427
Profit before tax	9,324	2,011	11,335	(666)	10,669	9,163	983	10,146
Taxation	(2,478)	(203)	(2,681)	131	(2,550)	(2,189)	(210)	(2,399)
Non-controlling interests	(180)	(5)	(185)	7	(178)	(173)	(6)	(179)
Coupons relating to hybrid bonds net of tax	(49)	—	(49)	—	(49)	(12)	—	(12)
Profit attributable to shareholders	6,617	1,803	8,420	(528)	7,892	6,789	767	7,556
Diluted number of shares (m)	2,267		2,267		2,267	2,297		2,297
Diluted earnings per share (pence)	291.9		371.4		348.1	295.6		329.0
Notes to the analysis of profit from operations above:
(1)Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

NET FINANCE COSTS
Net finance costs were £1,641 million, compared to £1,486 million in 2021. This was an increase of 10.5%, largely due to:
•a translational foreign exchange headwind due to the relative weakness of sterling;
•higher interest expense, as debt issuances in the year were at a higher interest rate than those maturing; and
•partly offset by higher interest income, driven by higher interest rates on local deposits and an increase in interest income in Canada due to the cash build up in that market.
The Group has debt maturities of around £4 billion annually in the next two years. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced.
Also in 2022, in line with IAS 33 Earnings Per Share, £49 million (2021: £12 million) has been recognised as a deduction to EPS related to the perpetual hybrid bonds issued in 2021, as the coupons paid on such instruments are recognised in equity rather than as a charge to the income statement in net finance costs.
On a constant currency basis, and after adjusting for items including finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 43), adjusted net finance costs were £1,467 million, an increase of 2.5% (2021: £1,431 million). Please refer to page 35 for discussion of the adjusting items within the Group’s share of post-tax results from associates and joint ventures. For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 51.
RESULTS OF ASSOCIATES AND JOINT VENTURES
The Group’s share of post-tax results of associates and joint ventures increased from £415 million to £442 million which largely relates to the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results was 22.7% higher at £514 million (2021: £419 million). The movements are largely due to the economic recovery in India in 2022 from COVID-19 which led to difficult trading conditions in 2021, with the results also benefiting from a translational foreign exchange tailwind.
Included above are adjusting costs of £92 million (2021: £12 million). These mainly related to:
•a deemed loss of £3 million (2021: £6 million gain) on dilution of the Group’s holding in ITC;
•the impairment of the Group’s investment in Organigram (£59 million (net of tax)); and
•an impairment of £18 million recognised in 2022 (2021: £18 million) in respect of one of the Group’s associates in Yemen, given the ongoing operational challenges in that country.
Excluding these and the impact of translational foreign exchange, on an adjusted constant rate basis, the Group’s share of post-tax results from associates and joint ventures was higher than 2021, up 19.6% to £510 million. Please refer to page 36 for discussion of the adjusting items within the Group’s share of post-tax results from associates and joint ventures.

OTHER FINANCIAL INFORMATION
TAXATION
The tax rate in the income statement was a charge of 26.6% (2021: 23.9%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 31 to 36 and by the inclusion of the share of associates and joint ventures post-tax profit in the Group’s pre-tax results.
Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 40 was 24.8% in 2022 (2021: 24.7%). A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 52.

EARNINGS PER SHARE
Basic earnings per share were down 1.2% at 293.3p (2021: 296.9p) as the improvement in operational performance and translational foreign exchange tailwinds were more than offset by the increase in one-off charges (partly related to Russia and Belarus, the investigations into alleged historical breaches of sanctions, the Nigerian investigation and Quantum), a higher effective tax rate and higher net finance costs.
Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share increased 12.9% to 371.4p (2021: 329.0p). On a constant translational foreign exchange basis, adjusted diluted earnings per share were 5.8% higher at 348.1p. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 52.

CASH FLOW

	For years ended 31 December
	2022	2021	Change
	£m	£m	%
Net cash generated from operating activities	10,394	9,717	7.0%

	As at 31 December
	2022	2021	Change
	£m	£m	%
Borrowings (including lease liabilities)	43,139	39,658	8.8%

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 30, net cash generated from operating activities increased by 7.0% to £10,394 million (2021: £9,717 million), primarily driven by the growth in profit from operations (including the translational foreign exchange tailwind) combined with higher provisions (partly in respect of the DOJ and OFAC investigations) and other non-cash items, including depreciation, amortisation and impairment. In 2022, the Group paid £231 million related to litigation payments (2021: £248 million) which included, in both 2022 and 2021, payments in respect of Engle.

OTHER FINANCIAL INFORMATION
BORROWINGS AND NET DEBT
Borrowings (which includes lease liabilities) were £43,139 million at 31 December 2022, an increase of 8.8% (31 December 2021: £39,658 million) largely due to the foreign exchange movements, mainly related to the US dollar and sterling. This more than offset the net repayment of borrowings in the year of £223 million.
The Group remains confident of its ability to access the debt capital markets successfully and reviews its options on a continuing basis.
The Group’s average centrally managed debt maturity was 9.9 years at 31 December 2022 (31 December 2021: 10.1 years), and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.6% (2021: 18.6%).
The Group defines net debt as borrowings (including related derivatives and lease liabilities), less cash and cash equivalents (including restricted cash) and current investments held at fair value. Closing net debt was £39,281 million (31 December 2021: £36,302 million). A reconciliation of borrowings to net debt is provided below.

	As at 31 December
	2022	2021	Change
	£m	£m	%
Borrowings (including lease liabilities)	(43,139)	(39,658)	+8.8%
Derivatives in respect of net debt	(167)	91	-283.5%
Cash and cash equivalents	3,446	2,809	+22.7%
Current investments held at fair value	579	456	+27.0%
Net debt	(39,281)	(36,302)	+8.2%
Maturity profile of net debt:
Net debt due within one year	(181)	(792)	-77.1%
Net debt due beyond one year	(39,100)	(35,510)	+10.1%
Net debt	(39,281)	(36,302)	+8.2%

Impacting the carrying value of net debt at the balance sheet date are:
•cash payments related to share schemes and investing activities of £635 million (31 December 2021: £150 million), which, in 2022, was mainly due to the movement in foreign exchange hedges due to the devaluation of sterling, predominantly against the US dollar;
•purchase of own shares (£2,012 million) related to the Group’s announced £2 billion share buy-back programme for 2022, which ended in December 2022;
•other non-cash movements of £84 million;
•the classification of certain balances as held-for-sale related to the proposed sale of the Group’s operations in Russia and Belarus (in 2022) of £352 million; and
•foreign exchange impacts related to the revaluation of foreign currency denominated net debt balances being a net headwind of £3,030 million (31 December 2021: £124 million headwind).

OTHER FINANCIAL INFORMATION
2022 SHARE BUY-BACK PROGRAMME
On 11 February 2022, the Company announced a programme to buy-back up to £2 billion of BAT ordinary shares.
As at 31 December 2022, the Group had repurchased 59,541,862 ordinary shares. Total consideration for the repurchase of shares was £2 billion which is recorded within retained earnings.

DIVIDENDS
The Board has declared an interim dividend of 230.9p per ordinary share of 25p for the year ended 31 December 2022, payable in four equal quarterly instalments of 57.72p per ordinary share in May 2023, August 2023, November 2023 and February 2024. This represents an increase of 6.0% on 2021 (2021: 217.8p per share), and a pay-out ratio, on 2022 adjusted diluted earnings per share, of 62.2%.
The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record dates below:

Event (2022 unless stated)	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Record date (JSE, LSE and NYSE)	24 March	14 July	29 September	22 December
Payment date (LSE and JSE)	03 May	18 August	03 November	01 February 2024
ADS payment date (NYSE)	08 May	23 August	08 November	06 February 2024

OTHER INFORMATION
FOREIGN CURRENCIES
The principal exchange rates used to convert the results of the Group’s foreign operations to pound sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.
The principal exchange rates used were as follows:

	Average		Closing
	2022	2021	2022	2021
Australian dollar	1.779	1.832	1.774	1.863
Bangladeshi taka	115.040	117.023	123.502	116.212
Brazilian real	6.384	7.421	6.351	7.544
Canadian dollar	1.607	1.724	1.630	1.711
Chilean peso	1,076.291	1,045.816	1,024.811	1,153.991
Euro	1.173	1.164	1.127	1.191
Indian rupee	97.030	101.702	99.516	100.684
Japanese yen	161.842	151.124	158.717	155.972
Romanian leu	5.783	5.727	5.577	5.894
Russian rouble	87.184	101.388	87.812	101.592
South African rand	20.176	20.335	20.467	21.617
Swiss franc	1.179	1.258	1.113	1.234
U.S. dollar	1.236	1.376	1.203	1.354

RISKS AND UNCERTAINTIES
During the year, the Board carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability. The Board also maintained close oversight of the Group’s response to critical external uncertainties that arose during the year, including significant cost increases due to inflation and higher interest rates which may translate into higher net finance costs as debts are refinanced in the coming years. The ongoing conflict in Ukraine continues to represent a very complex, fast-moving and volatile situation, and the primary focus of the Group remains the safety and wellbeing of Group company employees.

All Group risks are reviewed biannually by the Audit Committee and annually by the Board. ESG is core to the Group’s long-term business strategy and ESG risk factors are embedded across the Group’s risks in accordance with the Risk Management Framework within the Group. In 2022, the Board identified “Climate and circularity” as a Principal Risk to the Group, recognising the Group’s existing commitments to mitigating and adapting to climate change and circular economy related matters.

The Principal Risks facing the Group are summarised under the headings of:
•Competition from illicit trade;
•Geopolitical tensions;
•Tobacco, New Categories and other regulation interrupts the growth strategy;
•Litigation;
•Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
•Inability to develop, commercialise and deliver the New Categories strategy;
•Injury, illness or death in the workplace.
•Disputed taxes, interest and penalties;
•Foreign exchange rate exposures;
•Solvency and liquidity; and
•Climate and circularity.
A summary of all the risk factors (including the Principal Risks) which are monitored by the Board through the Group’s risk register will be included in the Annual Report and Accounts and Form 20-F for the year ended 31 December 2022.

OTHER INFORMATION
CHANGES IN THE GROUP
1.RUSSIA AND BELARUS
On 11 March 2022, as discussed on page 33, the Group announced the intention to transfer its Russian business in compliance with international and local laws. The Group has two subsidiaries in Russia (BAT Russia), being JSC British American Tobacco-SPb and JSC International Tobacco Marketing Services. Due to operational dependencies between Russia and the Group’s subsidiary in Belarus (International Tobacco Marketing Services BY) (BAT Belarus), it has been decided that the Belarusian business will be included in the transfer. Upon completion, the Group will no longer have a presence in Russia or Belarus. The Group is working as quickly as possible to transfer the businesses.
At the date of writing, no agreement to transfer the shares in these subsidiaries has been entered into. Further, any transaction that is agreed will be subject to regulatory approvals. In accordance with IFRS, the assets and liabilities of the subsidiaries comprising BAT Russia and BAT Belarus have been classified as held-for-sale at 31 December 2022 and presented as such on the balance sheet at an estimated recoverable value. Impairment charges (£554 million) and associated costs of £58 million (in aggregate £612 million) have been recognised in the Income Statement as adjusting items. The assessment of recoverable value has taken into account a range of internal assumptions, including those regarding the impact, extent and duration of sanctions, likely transaction terms, the likelihood of any consideration being significantly deferred, including the ability to remit funds, and ongoing macroeconomic developments, including the impact of inflation and interest rates. All assumptions are based on current expectations and are subject to a high degree of volatility and uncertainty. On completion of the proposed transfer, certain other items, including foreign exchange previously recognised in the Statement of Other Comprehensive Income (which was £295 million at 31 December 2022), will be reclassified to the Income Statement in the period in which completion occurs. The financial impact of these items will also be treated as non-cash, adjusting items. Refer to page 33 for a detailed analysis of the charge.
The transfer of the business will not have a material impact on the remainder of the Group’s supply chain. The Group is in the process of transferring any manufacturing undertaken by Russia and Belarus for other markets to other Group facilities within the region or where operationally efficient.
The Group continues to monitor sanction developments to ensure that it is compliant with international and local laws, and that it has the necessary business controls in place to operate effectively. The Group has taken steps to remain compliant with all new measures and continues to assess their implications.
In 2022, on a constant currency basis, Russia and Belarus accounted for approximately 3.1% of Group revenue, and approximately 2.4% of Group adjusted profit from operations.
To supplement the Group’s results presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews certain of its results, including volume, revenue, profit from operations and operating margin prior to the impact of businesses sold or to be held-for-sale. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of businesses sold or to be held-for-sale provide additional useful information to investors regarding the underlying performance of the business on a comparable basis and in the case of the expected sale of the Group's businesses in Russia and Belarus, the impact these businesses have on revenue and profit from operations. Accordingly, the organic financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS.
Please see the reconciliations of volume to organic volume, revenue to organic revenue, profit operations to organic adjusted profit from operations and operating margin to organic adjusted operating margin on page 60. In 2021, the Group sold its Iranian business. However, as the Iranian business was not significant to the users understanding of that year or subsequent years financial performance, management did not treat the sale of Iranian business as an organic adjustment.
2.     OTHER CHANGES
In September 2022, the Group acquired a non-controlling (16%) minority stake in one of Germany’s leading cannabis companies, Sanity Group GmbH (Sanity Group) for £32 million. Sanity Group is based in Berlin and has a well-established product portfolio of cannabidiol (CBD) consumer brands and medical cannabis brands. It also has a track record in the research, development and marketing of cannabis products. This investment is complementary to our other recent investments, most notably the strategic R&D collaboration established with Canada’s Organigram Holdings Inc. announced in March 2021. The Sanity Group investment will be accounted for as an associate.
In November 2022, we invested in Charlotte’s Web Holdings, Inc. (Charlotte’s Web), via a convertible debenture of £48 million. Charlotte's Web is based in Colorado, USA, listed on the Toronto Stock Exchange, and holds a prominent position in innovative hemp extract wellness products across major retail channels, including food/drug/mass retail, and natural grocery and vitamin retailers1. Their product formats include tinctures, capsules, chews and topicals. The debenture is currently convertible into a non-controlling equity stake in Charlotte’s Web of approximately 19.9% and is convertible at BAT’s discretion. Given that the nature of the investment as a convertible loan note does not give the Group any current right to a share of the earnings or net assets of the investee, despite the ability to appoint directors, the investment will be recognised at fair value through profit and loss with fair value changes in the investment recognised in net finance costs. On conversion of the loan note, the Group will equity account for its investment.

1. Based on market share data from leading third-party analysts such as The Nielsen Company (total xAOC), SPINS (SPINS Total US), and Brightfield Group, respectively.

OTHER INFORMATION
UPDATE ON INVESTIGATIONS INTO MISCONDUCT ALLEGATIONS
From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, against Group companies. The Group cooperates with the authorities’ investigations, where appropriate.
For instance, as previously disclosed, the Group has been cooperating with investigations by the DOJ and the OFAC into suspicions of breaches of sanctions. The Group is currently engaged in discussions with both agencies to find a resolution through settlement. Consequently, the Group has recognised a provision of £450 million in 2022, in line with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. However, it cannot be excluded that the amount of any potential settlement with the DOJ and OFAC may vary from this amount. Although the Group is working to resolve the government investigations through settlement, there can be no assurance that these efforts will be successful or, if they are, what the timing or terms of any such settlements would be.
UPDATE ON QUEBEC CLASS ACTION AND CCAA
There have been no substantial developments in respect of the Quebec Class Action and subsequent grant of protection of the Group’s subsidiary, Imperial Tobacco Canada Ltd (ITCAN), under the Companies’ Creditors Arrangement Act (CCAA). The stays are currently in place until 31 March 2023. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.
Please refer to “Contingent Liabilities and Financial Commitments” below (page 41) and the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021, note 31 Contingent Liabilities and Financial Commitments for a full discussion of the case.
RETIREMENT BENEFIT SCHEMES - U.S. Partial Buy-Out / UK third and final Buy-In
Following a partial buy-out in October 2021, a further partial buy-out was concluded in the U.S. on 7 June 2022, with approximately US$1.6 billion (£1.3 billion) of plan liabilities removed from the balance sheet, resulting in a settlement gain of £16 million. This has been reported as a settlement in the Income Statement, and recognised as an adjusting item. In total, approximately US$3.5 billion (£2.7 billion) of plan liabilities have been removed from the balance sheet in the U.S. under these partial buy-outs, as the Group seeks to de-risk the balance sheet.
Following buy-ins entered into in previous periods, on 26 October 2022 the Trustee's of the British American Tobacco UK Pension Fund (UKPF) entered into an agreement with Pension Insurance Corporation plc (PIC) to acquire third and final insurance policy with the intent of matching a specific part of UKPF’s future cash flows arising from the accrued pension liabilities of retired and deferred members and improving the security to the UKPF and its members. On an IAS 19 basis, the subsequent fair value of the insurance policy matches the present value of the liabilities being insured. £198 million of assets were transferred immediately with £35 million of the premium deferred until 2023 and 2024. As a result of these transactions, approximately 94.0% of the assets held by UKPF (2021: 84%) are represented by the buy-in contracts, covering 100% of UKPF’s retirement liabilities (2021: 91%). On an IAS 19 basis, the subsequent fair value of the insurance policies matches the present value of the liabilities being insured.
EXTERNAL AUDIT TENDER PROCESS
The Audit Committee has commenced planning for an audit tender process to be conducted in 2023 in respect of the audit for the 2025 financial year, in compliance with applicable regulations.
The timetable for the external audit tender process is designed to permit time to plan for the transition of any non-audit services if there is a change of auditor and to enable any new auditor to fully prepare to assume responsibility for a complex and international audit across the Group. The audit tender process will be overseen by the Audit Committee and is expected to conclude later in 2023. It is intended that a resolution proposing the appointment of the selected auditor would be put to shareholders at the 2025 Annual General Meeting.
CHANGES TO THE MAIN BOARD
As previously announced, Krishnan (Kandy) Anand was appointed to the Board of British American Tobacco p.l.c. as a Non-Executive Director on 14 February 2022 and Marion Helmes resigned from the Board as a Non-Executive Director on 28 April 2022.
Also in 2022, Véronique Laury-Deroubaix was appointed to the Board of British American Tobacco p.l.c. as an independent Non-Executive Director and member of the Audit Committee and Nominations Committee with effect from 19 September 2022. In addition, Sue Farr succeeded Dimitri Panayotopoulos as Senior Independent Director, with effect from 1 August 2022.
Savio Kwan will step down as a Non-Executive Director with effect from the conclusion of the 2023 AGM and will not stand for re-election at the 2023 AGM.

OTHER INFORMATION
CHANGES TO THE MANAGEMENT BOARD

On 31 January 2023, the Group announced a number of changes to the Management Board to accelerate its transformation. These changes are:
•With effect from 1 April 2023:
▪The creation of two new Management Board roles:
•Johan Vandermeulen, currently Regional Director, Europe, will be appointed to the new role of Chief Transformation Officer.
•Luciano Comin, currently Regional Director, Americas and Sub-Saharan Africa, will be appointed to the new role of Director, Combustibles.
▪Frederico (Fred) Monteiro will be promoted to the Management Board as Regional Director, Americas & Europe Region (AME).
▪Michael Dijanosic will take on an expanded role as Regional Director, Asia Pacific, Middle East & Africa (APMEA).
▪Guy Meldrum will continue to lead BAT’s largest business in the USA as President, Reynolds American Inc.
▪Javed Iqbal will continue in his role as Director, Digital and Information.
▪The President, Reynolds American Inc., the Regional Directors for AME and APMEA and the Director, Digital & Information will report to the Chief Transformation Officer. The Director, Combustibles will report to the Chief Growth Officer.
▪Tadeu Marroco’s role will be redesignated as Finance Director.
Further:
•Dr James Murphy joined the Management Board as the Director, Research and Science Designate, on 1 February 2023; he will assume the role of Director, Research and Science on 1 March 2023.
•Dr David O’Reilly, Director, Research and Science, will step down from the Management Board on 28 February 2023 and leave BAT with effect from 31 May 2023.

OTHER INFORMATION
GOING CONCERN
A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement. Further information will be provided in the Strategic Report and in the Notes on the Accounts, all of which will be included in the 2022 Annual Report and Accounts and Form 20-F.
The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this condensed consolidated financial information. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty, the current macro-economic financial conditions and the general outlook in the global economy.
After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this preliminary announcement and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Accounts and Form 20-F.
EXTERNAL RECOGNITION IN RESPECT OF SUSTAINABILITY
The Group continues to be recognised for its ESG performance, building on the numerous ESG-related awards BAT has won in the past:

Year	Award/rating	Environmental	Social	Governance
2022	2023 Bloomberg Gender Equality Index Member		✓
	Gartner Supply Chain 2022 Award: Top 25 ranking	✓	✓	✓
	CDP: Climate A, Forests A- and Water A-	✓
	BAT scored 88 (out of 100) in the 2022 S&P Global Corporate Sustainability Assessment (Score date: 8th December)	✓	✓	✓
	Dow Jones Sustainability Indices (DJSI): World Index & Industry leader	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Sustainalytics Risk Rating: 33.4 score	✓	✓	✓
	In 2022, our U.S. and Mexico businesses scored 100% on the Human Rights Campaign Foundation’s Corporate Equality Index for LGBT+ workplace equality		✓
	S&P Global’s Sustainability Yearbook 2022: highest “Gold Class” distinction	✓	✓	✓
	BAT's 2022 Workforce Disclosure Initiative submission received a score which placed it in the top 10% of participating companies		✓
	Global Top Employer 2022		✓
	Institutional Shareholder Services’ (ISS) Environment and Governance Disclosures Quality Score: highest rating for best-in-class sustainability disclosure practices	✓		✓
	Financial Times Europe Climate Leader Ranking 2022	✓
2021	DJSI: World Index & Industry leader	✓	✓	✓
	Workforce Disclosure Initiative (WDI): ranked in the top 10% of responding companies		✓	✓
	WDI Workforce Transparency Awards: special mentions in the 'COVID-19 transparency' and 'Workforce action' categories		✓	✓
	CRRA 2020: Winner in the ‘Openness and Honesty’ category for our 2018 ESG Report	✓	✓	✓
	Disability Confident Committed employer under the UK Government’s accreditation scheme		✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 47% score	✓	✓	✓
	Sustainalytics Risk Rating: 27.8 score	✓	✓	✓
	CDP: Climate A and Water A-	✓
	S&P Global Sustainability Yearbook Award: highest “Gold Class” distinction	✓	✓	✓
	Sustainability, Environmental Achievement and Leadership (SEAL) Awards: top 50 companies	✓	✓	✓
	Global Top Employer		✓
	Financial Times Diversity Leader Ranking 2020		✓
	Gartner Supply Chain Award: top 25 ranking		✓
	Corporate Equality Index 2021: our businesses in the U.S. and Mexico were ranked among the best places to work for LGBTQ equality		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK)		✓
	Product of the Year: Vype ePod best e-cigarette		✓
	dotCOMM Awards: Platinum award for our Women in Science video		✓
2020	DJSI: World Index & Industry leader	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 42% score	✓	✓	✓
	CDP: Climate A and Water B	✓
	Global Child Forum benchmark: leader status		✓
	Global Top Employer		✓
	Workforce Disclosure Initiative (WDI): industry leader		✓
	International Women’s Day: best practice winner		✓
	Product of the Year: Vype ePod best e-cigarette		✓

A rating and award may be subject to withdrawal or revision at any time. Each rating and award should be evaluated separately from any other rating or award. The methodologies of any rating or award presented here may not be the same as those of other ratings, awards or methodologies that may be used by our stakeholders, and may emphasize different aspects of ESG practices and performance, and, thus, may not be representative of our ESG performance in all respects.

OTHER INFORMATION
ENQUIRIES

INVESTOR RELATIONS:		MEDIA
Victoria Buxton	+44 (0)20 7845 2012	BAT Media Centre	+44 (0)20 7845 2888
Yetunde Ibe	+44 (0)20 7845 1095
John Harney	+44 (0)20 7845 1263

FINANCIAL STATEMENTS
GROUP INCOME STATEMENT

For the years ended 31 December	2022	2021
	£m	£m
Revenue[1]	27,655	25,684
Raw materials and consumables used	(4,781)	(4,542)
Changes in inventories of finished goods and work in progress	227	160
Employee benefit costs	(2,972)	(2,717)
Depreciation, amortisation and impairment costs	(1,305)	(1,076)
Other operating income	722	196
Loss on reclassification from amortised cost to fair value	(5)	(3)
Other operating expenses	(9,018)	(7,468)
Profit from operations	10,523	10,234
Net finance costs	(1,641)	(1,486)
Share of post-tax results of associates and joint ventures	442	415
Profit before taxation	9,324	9,163
Taxation on ordinary activities	(2,478)	(2,189)
Profit for the year	6,846	6,974

Attributable to:
Owners of the parent	6,666	6,801
Non-controlling interests	180	173
	6,846	6,974

Earnings per share
Basic	293.3p	296.9p
Diluted	291.9p	295.6p

All of the activities during both years are in respect of continuing operations.
The accompanying notes on pages 31 to 43 form an integral part of this condensed consolidated financial information.
1 Revenue is net of duty, excise and other taxes of £38,527 million and £38,595 million for the years ended 31 December 2022 and 31 December 2021, respectively.

FINANCIAL STATEMENTS
GROUP STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December	2022	2021
	£m	£m
Profit for the year (page 25)	6,846	6,974
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:	8,506	509
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations	8,923	32
– reclassified and reported in profit for the year	5	291
– net investment hedges - net fair value (losses)/gains on derivatives	(578)	75
– net investment hedges - differences on exchange on borrowings	(21)	24
Cash flow hedges
– net fair value gains	81	95
– reclassified and reported in profit for the year	101	32
– tax on net fair value gains in respect of cash flow hedges	(17)	(32)
Investments held at fair value
– net fair value gains	6	9
Associates – share of OCI, net of tax	6	(17)
Items that will not be reclassified subsequently to profit or loss:	201	313
Retirement benefit schemes
– net actuarial gains	316	382
– surplus recognition	(39)	(1)
– tax on actuarial gains in respect of subsidiaries	(95)	(82)
Associates – share of OCI, net of tax	19	14
Total other comprehensive income for the year, net of tax	8,707	822
Total comprehensive income for the year, net of tax	15,553	7,796

Attributable to:
Owners of the parent	15,370	7,622
Non-controlling interests	183	174
	15,553	7,796

The accompanying notes on pages 31 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS
GROUP STATEMENT OF CHANGES IN EQUITY

2022	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	In respect of assets held-for-sale	Total attributable to owners of parent	Perpetual hybrid bonds	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022	614	26,622	(6,032)	44,212	—	65,416	1,685	300	67,401
Total comprehensive income for the year comprising: (page 26)	—	—	8,521	6,849	—	15,370	—	183	15,553
Profit for the year (page 25)	—	—	—	6,666	—	6,666	—	180	6,846
Other comprehensive income for the year (page 26)	—	—	8,521	183	—	8,704	—	3	8,707
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	—	(129)	—	—	(129)	—	—	(129)
Employee share options					—
– value of employee services	—	—	—	81	—	81	—	—	81
–proceeds from new shares issued	—	5	—	—	—	5	—	—	5
– treasury shares used for share option schemes	—	1	—	(1)	—	—	—	—	—
Dividends and other appropriations					—
– ordinary shares	—	—	—	(4,915)	—	(4,915)	—	—	(4,915)
– to non-controlling interests	—	—	—	—	—	—	—	(141)	(141)
Purchase of own shares					—
– held in employee share ownership trusts	—	—	—	(80)	—	(80)	—	—	(80)
– share buy-back programme	—	—	—	(2,012)	—	(2,012)	—	—	(2,012)
Perpetual hybrid bonds					—
– coupons paid	—	—	—	(59)	—	(59)	—	—	(59)
– tax on coupons paid	—	—	—	11	—	11	—	—	11
Non-controlling interests - acquisitions	—	—	—	(1)	—	(1)	—	—	(1)
Reclassification of equity relating to assets held-for-sale	—	—	295	—	(295)	—	—	—	—
Other movements	—	—	—	(4)	0	(4)	—	—	(4)
Balance at 31 December 2022	614	26,628	2,655	44,081	(295)	73,683	1,685	342	75,710

2021	Attributable to owners of the parent
	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	In respect of assets held-for-sale	Total attributable to owners of parent	Perpetual hybrid bonds	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2021	614	26,618	(6,600)	42,041	—	62,673	—	282	62,955
Total comprehensive (expense)/income for the year comprising: (page 26)	—	—	523	7,099	—	7,622	—	174	7,796
Profit for the year (page 25)	—	—	—	6,801	—	6,801	—	173	6,974
Other comprehensive (expense)/income for the year (page 26)	—	—	523	298	—	821	—	1	822
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	—	45	—	—	45	—	—	45
Employee share options
– value of employee services	—	—	—	76	—	76	—	—	76
– treasury shares used for share option schemes	—	4	—	(4)	—	—	—	—	—
Dividends and other appropriations
– ordinary shares	—	—	—	(4,904)	—	(4,904)	—	—	(4,904)
– to non-controlling interests	—	—	—	—	—	—	—	(162)	(162)
Purchase of own shares
– held in employee share ownership trusts	—	—	—	(82)	—	(82)	—	—	(82)
Perpetual hybrid bonds
– proceeds, net of issuance fees	—	—	—	—	—	—	1,681	—	1,681
– tax on issuance fees	—	—	—	—	—	—	4	—	4
– coupons paid	—	—	—	(6)	—	(6)	—	—	(6)
– tax on coupons paid	—	—	—	1	—	1	—	—	1
Non-controlling interests - acquisitions	—	—	—	(5)	—	(5)	—	—	(5)
Other movements non-controlling interests	—	—	—		—	—	—	6	6
Other movements	—	—	—	(4)	—	(4)	—	—	(4)
Balance at 31 December 2021	614	26,622	(6,032)	44,212	—	65,416	1,685	300	67,401
The accompanying notes on pages 31 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS
GROUP BALANCE SHEET

As at 31 December	2022	2021
	£m	£m
Assets
Non-current assets
Intangible assets	129,075	115,625
Property, plant and equipment	4,867	4,953
Investments in associates and joint ventures	2,020	1,948
Retirement benefit assets	1,000	918
Deferred tax assets	682	611
Trade and other receivables	241	210
Investments held at fair value	121	50
Derivative financial instruments	131	243
Total non-current assets	138,137	124,558

Current assets
Inventories	5,671	5,279
Income tax receivable	149	117
Trade and other receivables	4,367	3,951
Investments held at fair value	579	456
Derivative financial instruments	430	182
Cash and cash equivalents	3,446	2,809
	14,642	12,794
Assets classified as held-for-sale	767	13
Total current assets	15,409	12,807
Total assets	153,546	137,365

The accompanying notes on pages 31 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS
GROUP BALANCE SHEET – cont…

As at 31 December	2022	2021
	£m	£m
Equity – capital and reserves
Share capital	614	614
Share premium, capital redemption and merger reserves	26,628	26,622
Other reserves	2,655	(6,032)
Retained earnings	44,081	44,212
In respect of assets held-for-sale	(295)	—
Owners of the parent	73,683	65,416
Perpetual hybrid bonds	1,685	1,685
Non-controlling interests	342	300
Total equity	75,710	67,401

Liabilities
Non-current liabilities
Borrowings	38,726	35,666
Retirement benefit liabilities	949	1,239
Deferred tax liabilities	18,428	16,462
Other provisions for liabilities	434	392
Trade and other payables	944	982
Derivative financial instruments	502	79
Total non-current liabilities	59,983	54,820

Current liabilities
Borrowings	4,413	3,992
Income tax payable	1,049	879
Other provisions for liabilities	1,087	461
Trade and other payables	10,449	9,577
Derivative financial instruments	427	235
	17,425	15,144
Liabilities associated with assets classified as held-for-sale	428	—
Total current liabilities	17,853	15,144

Total equity and liabilities	153,546	137,365

The accompanying notes on pages 31 to 43 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS
GROUP CASH FLOW STATEMENT

For the years ended 31 December	2022	2021
	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 36)	12,537	11,678
Dividends received from associates	394	353
Tax paid	(2,537)	(2,314)
Net cash generated from operating activities	10,394	9,717
Cash flows from investing activities
Interest received	85	33
Purchases of property, plant and equipment	(523)	(527)
Proceeds on disposal of property, plant and equipment	31	31
Purchases of intangibles	(133)	(218)
Proceeds on disposal of intangibles	3	—
Purchases of investments	(257)	(369)
Proceeds on disposals of investments	128	141
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(39)	(133)
Disposal of subsidiary, net of cash disposed of	—	(98)
Net cash used in investing activities	(705)	(1,140)
Cash flows from financing activities
Interest paid on borrowings and financing related activities	(1,578)	(1,479)
Interest element of lease liabilities	(25)	(23)
Capital element on lease liabilities	(161)	(154)
Proceeds from increases in and new borrowings	3,267	978
Reductions in and repayments of borrowings	(3,044)	(4,843)
(Outflows)/inflows relating to derivative financial instruments	(117)	229
Purchases of own shares - share buy-back programme	(2,012)	—
Purchases of own shares held in employee share ownership trusts	(80)	(82)
Proceeds from the issue of perpetual hybrid bonds, net of issuance costs	—	1,681
Coupon paid on perpetual hybrid bonds	(60)	(6)
Dividends paid to owners of the parent	(4,915)	(4,904)
Capital injection from and purchases of non-controlling interests	(1)	1
Dividends paid to non-controlling interests	(158)	(150)
Other	6	3
Net cash used in financing activities	(8,878)	(8,749)
Net cash flows generated from/(used in) operating, investing and financing activities	811	(172)
Transferred to held-for-sale	(368)	—
Differences on exchange	431	(253)
Increase/(decrease) in net cash and cash equivalents in the year	874	(425)
Net cash and cash equivalents at 1 January	2,463	2,888
Net cash and cash equivalents at 31 December	3,337	2,463
Cash and cash equivalents per balance sheet	3,446	2,809
Overdrafts and accrued interest	(109)	(346)
Net cash and cash equivalents at 31 December	3,337	2,463
The accompanying notes on pages 31 to 43 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items within profit from operations on pages 31 to 35, included in the above, are £466 million (31 December 2021: £501 million).

Notes to the Financial Statements
ACCOUNTING POLICIES AND BASIS OF PREPARATION
The condensed consolidated financial information has been extracted from the Annual Report and Accounts and Form 20-F, including the audited financial statements for the year ended 31 December 2022. This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.
The Group prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards. UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.
These condensed financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2021.
The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. Other than in respect of the Group’s Russian and Belarusian businesses (which have been classified as held-for-sale) and certain assumptions related to the assessment of the carrying value of goodwill and intangible assets, the key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2021, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. As described on page 34, the Group has reviewed the carrying value of the significant investments of goodwill and intangibles (due in part to the announcements in the U.S. regarding potential menthol regulation and ongoing challenging trading conditions in certain markets). Other than as described on page 34, being mainly in respect of Peru (in 2021), no other impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change. As discussed on page 23, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Accounts and Form 20-F.
ADJUSTING ITEMS
Adjusting items are significant items of income or expense in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.
The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted profit from operations, adjusted diluted earnings per share, adjusted net finance costs and adjusted taxation, all of which are before the impact of adjusting items and which are reconciled from profit from operations and diluted earnings per share.

Notes to the Financial Statements
ANALYSIS OF REVENUE AND PROFIT FROM OPERATIONS BY SEGMENT

Years ended 31 December	2022					2021
	Reported			Exchange	At CC2	Reported
Revenue	£m			£m	£m	£m
U.S.	12,639			(1,281)	11,358	11,691
AmSSA	4,203			(224)	3,979	3,801
Europe	6,346			77	6,423	6,001
APME	4,467			46	4,513	4,191
Total Region	27,655			(1,382)	26,273	25,684
Years ended 31 December	2022					2021
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
Profit from Operations	£m	£m	£m	£m	£m	£m	£m	£m
U.S.	6,205	630	6,835	(740)	6,095	5,566	321	5,887
AmSSA	2,022	(280)	1,742	(83)	1,659	1,496	94	1,590
Europe	1,270	812	2,082	21	2,103	1,885	71	1,956
APME	1,026	723	1,749	20	1,769	1,287	430	1,717
Total Region	10,523	1,885	12,408	(782)	11,626	10,234	916	11,150
Notes to the analysis of revenue and profit from operations above:
(1)Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.
(3)Effective 1 January 2022, the North African markets of Algeria, Egypt, Libya, Morocco, Sudan and Tunisia, which formed part of the Europe and North Africa (ENA) region were moved to the Asia-Pacific and Middle East (APME) region. From 2022, the ENA region has been renamed Europe. The impact of this is not considered material to the understanding of the regional results of the Europe and APME region and therefore the prior year comparative information has not been restated.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS
Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Additional details of the Group’s adjusting items will be included in the Annual Report and Accounts and Form 20-F for the year ended 31 December 2022.
In summary, in 2022, the Group incurred £1,885 million (2021: £916 million) of adjusting items within profit from operations:

Years ended 31 December	2022	2021
	£m	£m

(a) Restructuring and integration costs	771	150
(b) Amortisation and impairment of trademarks and similar intangibles	285	306
(c) Charges in connection with planned disposal of subsidiaries	612	—
(c) Charges in connection with disposal of subsidiaries	(6)	358
(d) Credit in respect of partial buy-out of the pension fund in the U.S.	(16)	(35)
(d) Credit in respect of calculation of VAT on social contributions in Brazil	(460)	—
(d) Charges in respect of DOJ and OFAC investigations	450	—
(d) Charges in respect of Nigeria Federal Competition and Consumer Protection Commission (FCCPC) case	79	—
(d) Other adjusting items (including Engle)	170	80
(e) Impairment of goodwill (mainly Peru in 2021)	—	57
Total adjusting items included in profit from operations	1,885	916
(a) Restructuring and integration costs
Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include a review of the Group’s manufacturing operations, and the costs associated with Quantum, being the review of the Group’s organisational structure to simplify the business and create a more efficient, agile and focused company. The costs of the Group’s initiatives are included in profit from operations under the following headings:

Years ended 31 December	2022	2021
	£m	£m
Employee benefit costs	315	160
Depreciation, amortisation and impairment costs	220	(11)
Other operating expenses	237	1
Other operating income	(1)	0
Total	771	150

Notes to the Financial Statements
ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS cont...
The adjusting charge in 2022 and 2021 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model, mainly in relation to Quantum. This programme has delivered £1.9 billion of annualised savings over a three-year period (to 2022) and the charges include the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. Included above in respect of 2022 is a charge of £118 million, including £4 million for foreign exchange reclassified from equity, related to the Group's withdrawal from Egypt. The costs also cover the downsizing and factory rationalisation activities in 2022 and 2021, including as related to the factory closure programmes in the U.S., Singapore and Switzerland. 2021 also included a charge of £27 million, including £4 million for foreign exchange reclassified from equity, related to the Group's withdrawal from Myanmar, and a credit of £59 million as an accrual was released on finalisation of Reynolds American dissenting shareholders litigation.
(b) Amortisation and impairment of trademarks and similar intangibles
Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £285 million (2021: £306 million) is included in depreciation, amortisation and impairment costs in the income statement.
(c) Assets classified as held-for-sale
On 11 March 2022, the Group announced its intention to transfer BAT Russia in compliance with international and local laws. As described on page 20. Due to operational dependencies between BAT Russia and BAT Belarus, it has been decided that the Belarusian business will be included in any transaction. Upon completion, the Group will no longer have a presence in Russia or Belarus. The Group is working as quickly as possible to transfer the businesses.
At the date of writing, no agreement to transfer the shares in these subsidiaries has been entered into. Further, any transaction that is agreed will be subject to regulatory approvals. In accordance with IFRS, the assets of these subsidiaries comprising £281 million of property, plant and equipment and other non-current assets, £474 million of trade and other receivables, £368 million of cash and cash equivalents and £181 million of other current assets principally relating to inventories, have been classified as held-for-sale at 31 December 2022 and presented as such on the balance sheet at an estimated recoverable value (fair value less costs to sell). In addition, £16 million of borrowings and £412 million of trade creditors and other current liabilities have been classified as held-for-sale at 31 December 2022. Impairment charges of £554 million and associated costs of £58 million have been recognised in the Income Statement as adjusting items. The assessment of recoverable value has taken into account a range of internal assumptions, including those regarding the impact, extent and duration of sanctions, likely transaction terms, the likelihood of any consideration being significantly deferred, potentially impacting the ability to remit funds, and ongoing macro-economic developments, such as the impact of inflation and interest rates. All assumptions are based on current expectations and are subject to a very high degree of volatility and uncertainty and therefore may change up until the final value can be determined, based on an actual transaction.
On completion of the transaction, certain other items, including foreign exchange previously recognised in the Statement of Other Comprehensive Income (which was £295 million at 31 December 2022), will be reclassified to the Income Statement in the period in which completion occurs. The financial impact of these items will also be treated as non-cash, adjusting items.
The following is a reconciliation between the total assets available for sale and their estimated recoverable amount (fair value less costs to sell):

At 31 December 2022	£m
Total assets held-for-sale*	1,321
Impairment of non-current assets held-for-sale - Russia and Belarus	(281)
1,040
Excess impairment beyond non-current assets held-for-sale - Russia and Belarus	(273)
Assets held-for-sale*	767

*Includes £15 million of assets held-for-sale in territories other than Russia and Belarus
Also included in 2022 is a net credit of £6 million related to the sale of the Group’s Iranian business, which was completed in 2021 and for which a charge of £358 million was recognised in that year.
(d) Other
In 2022, the Group incurred £223 million (2021: £45 million) of other adjusting items. These included:
•A charge of £450 million recognised in respect of the DOJ and OFAC investigations into alleged historical breaches of sanctions (see page 21);
•A charge of £79 million related to the conclusion of the investigation into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act;
•A net credit (£460 million) related to the calculation of VAT on social contributions in Brazil;
•A credit of £16 million (2021: £35 million) in respect of a settlement gain related to the partial buy-out of the U.S. pension fund. Across 2022 and 2021 a total of approximately US$3.5 billion (£2.7 billion) of plan liabilities have been removed from the balance sheet; and
•Other costs of £170 million (2021: £80 million). In 2022, this mainly related to litigation costs including Engle progeny cases (2021: £54 million). Also included in 2021 were settlement costs in Turkey and South Korea (£26 million).

Notes to the Financial Statements
ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS cont...
(e) Ongoing impairment review of assets
The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets.
The Group’s impairment testing uses the value-in-use method, with calculations prepared on a ten-year cash flow forecast (five-year cash flow forecast for Reynolds) which assumes long-term volume decline of cigarettes, generally offset by pricing. After this forecast, a growth rate into perpetuity has been applied. Pre-tax discount rates were used in the impairment testing, based upon the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments were made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the relevant local (or comparable) government, adjusted for the Group’s own credit market risk. This applies to all cash generating units with the exception of Reynolds, which had its discount rate independently determined based on its own weighted average cost of capital and U.S. market-related premiums. In general, an overall increase in post-tax discount rates in 2022 has been observed, primarily driven by higher interest rates and bond yields. In relation to Reynolds, this has been partially offset by a reduction in the risk-adjustment incorporated into the 2021 discount rates which has now been incorporated directly into the cash flows. The long-term growth rates and discount rates have been applied to forecast cash flows, determined by local management based upon experience, specific market and brand trends as well as pricing and cost expectations. Further adjustments to reflect risk not otherwise reflected in the forecast cash flows are also applied as required.
On 28 April 2022, the FDA announced a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, consistent with their previously stated timeline. Management notes that the proposal of a product standard does not itself constitute a ban on menthol in cigarettes given the proposed standard is still required to go through the established U.S. comprehensive rule-making process. Further to this, on 21 June 2022, the FDA announced plans to develop a proposed product standard that would establish a maximum nicotine level in cigarettes and certain other combustible tobacco products to reduce addictiveness. Management notes that the FDA announcement does not itself constitute restrictions on nicotine levels in cigarettes, and any proposed regulation of nicotine in cigarettes would need to be introduced through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Management does not deem this to be a new development but rather a continuation of the rulemaking process that the FDA initiated in 2017 and was later put on hold. In December 2022, the sale of most tobacco products with characterising flavours (including menthol) other than tobacco were banned in the state of California. The impact of such ban does not present an indicator of a potential impairment for Reynolds American goodwill or any of the indefinite-lived intangibles. The Group has a long-standing track record of managing regulatory shifts and, in the event of a regulatory change, the Group remains confident in its ability to navigate that environment successfully.
In 2022, the value-in-use calculations for the U.S. have been determined based on probability weighted scenarios to derive a risk-adjusted cash flow forecast applied within the valuations. Management incorporated the following scenarios into the valuation:
•Management’s internal forecast (risk of the proposed product standard to prohibit menthol as a characterising flavour in cigarettes incorporated into the terminal value).
•Assuming a final product standard to prohibit menthol as a characterising flavour in cigarettes becomes effective in the final year of the discrete forecast period (management’s best estimate of the ban’s effective date, if a final rule is published).
•No product standard to prohibit menthol as a characterising flavour in cigarettes ultimately ends up being introduced.
This is a change in valuation methodology from 2021 where management prepared one cash flow forecast for the U.S. with the potential impact/risk of a proposed product standard to prohibit menthol as a characterising flavour in cigarettes incorporated into the terminal value and discount rate. This change was a result of the timing of a proposed product standard narrowing given we have moved one year further forward.

Notes to the Financial Statements
ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS cont...
(e) Ongoing impairment review of assets cont...
The below table illustrates the carrying values, the key assumptions used in the assessment and the variance in that assumption required before an impairment is required for Reynolds goodwill and specific indefinite-lived intangibles:

	Carrying Value	Pre-tax discount rate		Long-term growth rate (probability weighted)
	At 31 December 2022 (£m)	Applied	Required increase to reach nil headroom	Applied	Required reduction to reach nil headroom
Reynolds American Goodwill	37,181	8.8%	0.8%	1.1%	0.8%

Newport	33,236	9.2%	3.4%	0.9%	4.0%

Camel	14,058	8.9%	5.5%	0.9%	7.0%

Camel Snus	1,355	8.6%	0.4%	1.0%	0.5%

Pall Mall	6,252	8.6%	2.2%	1.0%	2.4%

Grizzly	10,308	8.6%	0.8%	1.0%	1.0%

In addition to the above, management also considered a number of reasonably possible scenarios which could result in a potential impairment. The following scenarios were deemed to be possible:

	Reynolds American Goodwill (Current headroom: £11,826 million)			Camel Snus (Current headroom: £95 million)
Assumptions	Reasonable possible change	Impact (£m)	Possible Impairment (£m)	Reasonable possible change	Impact (£m)	Possible Impairment (£m)
Pre-tax discount rate	Increase of 0.93%	(13,355)	(1,529)	Increase of 0.94%	(165)	(70)
Long-term growth rates	Decrease of 0.85%	(13,036)	(1,210)	Decrease of 1.00%	(175)	(80)
Apart from Camel Snus, management concluded that no reasonably possible scenarios were identified that resulted in any of the indefinite-lived intangibles requiring an impairment charge. However, it is noted that if adverse movement occurred in a combination of key assumptions for the Pall Mall brand intangible this may result in an impairment charge.
Aside from the considerations noted above, no impairments were identified in any cash generating units as part of our review.
In 2021, the Group also recognised an impairment charge of £57 million in respect of goodwill related to the Group's operations in Peru and Myanmar.
ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS
In 2022, the Group incurred adjusting items within net finance costs of £34 million (2021: £55 million). This included:
•interest of £33 million (2021: £20 million) in relation to the FII GLO, as described on page 43;
•foreign exchange on cash balances in Russia (£15 million);
•interest on other adjusting payables in respect of Switzerland (£3 million); and
•partially offset by the reversal of a provision raised in 2021 (£24 million) in respect of the disposal of the Group's Iranian business, being a credit in 2022 of £17 million.
Also in 2021, a charge of £11 million was recognised in relation to the amnesty tax payment in Turkey.
All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 40.

Notes to the Financial Statements
ADJUSTING ITEMS INCLUDED IN RESULTS OF ASSOCIATES AND JOINT VENTURES
The Group’s interest in ITC decreased from 29.38% in 2021 to 29.19% in 2022 as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a loss of £3 million (2021: £6 million gain), which is treated as a deemed partial disposal and included in the income statement.
In 2022, the Group:
•impaired the investment in Organigram by £59 million (net of tax), driven by the decrease in that company’s share price; and
•impaired the remaining investment in the Group's associates in Yemen (£18 million net of tax), having recognised a charge of £18 million in 2021.
Also, in 2022 and 2021, the Group incurred a £2 million charge in relation to the amortisation of acquired intangibles associated with the acquisition of the equity stake in Organigram in March 2021. Following the liquidation of Tisak d.d., the Group reclassified the foreign exchange previously recognised in other comprehensive income to the income statement. This resulted in a credit of £2 million to the income statement in 2021.
The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on page 40.
ADJUSTING ITEMS INCLUDED IN TAXATION
The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates and joint ventures post-tax profit in the Group’s pre-tax results.
Adjusting items in 2022 included a net credit of £27 million mainly related to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates and a potential clawback of tax reliefs arising from the closure of the Group's factory in Switzerland. In 2021, this included a net credit of £91 million mainly relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates.
The adjusting tax item also includes £176 million (2021: £119 million) in respect of the taxation on other adjusting items, which are described on pages 31 to 36.
Refer to page 43 for the Franked Investment Income Group Litigation Order update.
As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 40.
CASH FLOW
Net cash generated from operating activities
Net cash generated from operating activities in the IFRS cash flows on page 30 includes the following items:

Years ended 31 December	2022	2021
	£m	£m

Profit for the year	6,846	6,974
Taxation on ordinary activities	2,478	2,189
Share of post-tax results of associates and joint ventures	(442)	(415)
Net finance costs	1,641	1,486
Profit from operations	10,523	10,234
Adjustments for:
– depreciation, amortisation and impairment costs	1,305	1,076
– (increase)/decrease in inventories	(246)	433
– increase in trade and other receivables	(42)	(393)
– decrease in Master Settlement Agreement payable	(145)	(36)
– increase in trade and other payables	3	183
– decrease in net retirement benefit liabilities	(110)	(104)
– increase/(decrease) in other provisions for liabilities	643	(145)
– other non-cash items	606	430
Cash generated from operating activities	12,537	11,678
Dividends received from associates	394	353
Tax paid	(2,537)	(2,314)
Net cash generated from operating activities	10,394	9,717

Notes to the Financial Statements
Net cash generated from operating activities cont...
Net cash generated from operating activities increased by £677 million, primarily driven by the growth in profit from operations (including the translational foreign exchange tailwind) combined with higher provisions (partly in respect of the DOJ and OFAC investigations) and other non-cash items, including depreciation, amortisation and impairment. Included within net cash generated from operating activities were litigation payments of £231 million (2021: £248 million) which included, in both 2022 and 2021, payments in respect of Engle. 2021 also included payment obligations under the state settlement agreements with Florida, Texas, Mississippi and Minnesota for brands previously sold to a third party.
Expenditure on research and development was approximately £323 million in 2022 (2021: £304 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.
Net cash used in investing activities
Net cash used in investing activities decreased by £435 million to £705 million (2021: £1,140 million) partly due to a lower net outflow of £129 million (2021: £228 million net outflow) from short-term investment products, including treasury bills, while 2021 included the disposal of the Group’s Iranian business (£98 million) and the purchase of the equity stake in Organigram. Purchases of property, plant and equipment were largely in line with 2021, at £523 million (2021: £527 million).
Included within investing activities is gross capital expenditure. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2022, the Group invested £630 million, a decrease of 5.0% on the prior year (2021: £664 million). The Group expects gross capital expenditure in 2023 of approximately £600 million mainly related to the ongoing investment in the Group’s operational infrastructure, including the expansion of our New Categories portfolio.
Net cash used in financing activities
Net cash used in financing activities was an outflow of £8,878 million in 2022 (2021: £8,749 million outflow). The total outflow includes:
•the payment of the dividend of £4,915 million (2021: £4,904 million), which was a marginal increase on 2021 due to the higher dividend per share, offset by the reduction in the number of shares due to the share buy-back programme undertaken in the year;
•the acquisition of 59.5 million shares for £2,012 million by the Group under the share buy-back programme;
•higher interest paid in the year of £1,578 million (2021: £1,479 million), driven by higher interest charges as new debt issued replaced cheaper debt on maturity; and
•the net issuance of borrowings in 2022 of £223 million compared to a net repayment of borrowings in 2021 of £3,865 million. The movement was impacted by the issuance of perpetual hybrid bonds (£1,681 million inflow) in 2021.

Notes to the Financial Statements
LIQUIDITY
The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance and Transformation Director and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 31 December 2022, the average centrally managed debt maturity of bonds was 9.9 years (31 December 2021: 10.1 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.6% (31 December 2021: 18.6%).
The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (negative outlook), respectively. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating. In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2022, the relevant ratios of floating to fixed rate borrowings were 3:97 (31 December 2021: 10:90) on a net basis. Excluding cash and other liquid assets in Canada, which are subject to certain restrictions under Companies' Creditors Arrangement Act (CCAA) protection, the ratios of floating to fixed rate borrowings were 7:93 (2021: 13:87).
The Group is party to the ISDA fallback protocol and, in January 2022, it automatically replaced GBP LIBOR with an economically equivalent interest rate referencing SONIA for derivatives on their reset date.
Available facilities
It is Group policy that short-term sources of funds (including drawings under both the US$4 billion U.S. commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 31 December 2022, commercial paper of £27 million was outstanding (31 December 2021: £269 million drawn). Cash flows relating to commercial paper issuances with maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
At 31 December 2022, the Group had access to a £5.69 billion revolving credit facility. This facility was undrawn at 31 December 2022. In February 2022, the Group exercised the second of the one-year extension options. The £2.85 billion 364-day tranche was extended to March 2023 at the reduced amount of £2.7 billion and £2.5 billion of the five-year tranche was extended from March 2026 to March 2027 (with £3.0 billion of this tranche remaining available until March 2025 and £2.85 billion remaining available from March 2025 to March 2026). During 2022, the Group extended short-term bilateral facilities totalling £3.0 billion. As at 31 December 2022, £875 million was drawn on a short-term basis with £2.1 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
Issuance, drawdowns and repayments in the period
•In March 2022, the Group accessed the US dollar market under its SEC Shelf Programme, raising a total of US$2.5 billion across two tranches;
•In May 2022, the Group repaid €600 million bond at maturity;
•In June 2022, the Group repaid US$419 million and £180 million bonds at maturity;
•In August 2022, the Group repaid US$750 million and US$601 million bonds at maturity; and
•In October 2022, the Group raised US$600 million in the US dollar market under its SEC Shelf Programme.
The Group has debt maturities of around £4 billion annually in the next two years. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced.

Notes to the Financial Statements
RELATED PARTY DISCLOSURES
The Group’s related party transactions and relationships for 2021 were disclosed on pages 249 and 250 of the Annual Report and Accounts and Form 20-F for the year ended 31 December 2021.
In the year ended 31 December 2022, other than in respect of Organigram and Bentoel (as described on page 20) there were no material changes in related parties or related party transactions. Full details of the Group’s related party transactions as at 31 December 2022 will be included in the Annual Report and Accounts and Form 20-F for the year ended 31 December 2022.
EARNINGS PER SHARE
Basic earnings per share were down 1.2% at 293.3p (2021: 296.9p) as the improvement in operational performance and translational foreign exchange tailwinds were more than offset by the increase in one-off charges (partly related to Russia and Belarus, the investigations into alleged historical breaches of sanctions, the Nigerian investigation and Quantum), a higher effective tax rate and higher net finance costs.
Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share increased 12.9% to 371.4p (2021: 329.0p). On a constant translational foreign exchange basis, adjusted diluted earnings per share were 5.8% higher at 348.1p. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 52. Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. In 2022 this was £49 million (2021: £12 million).

Years ended 31 December	2022	2021
	£m	£m
Earnings attributable to owners of the parent	6,666	6,801
Coupon on perpetual hybrid bonds	(60)	(15)
Tax on coupon on perpetual hybrid bonds	11	3
Earnings	6,617	6,789

On 11 February 2022, the Company announced a share buy-back programme of up to £2 billion. As at 31 December 2022, the Company had repurchased 59,541,862 ordinary shares. Total consideration for the repurchase of shares was £2.0 billion which is recorded within retained earnings.
Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.
Earnings per share calculations are based upon the following :

			Reported		Adjusted		Headline
		Basic	Diluted	Basic	Diluted	Basic	Diluted
Year ended 31 December 2022
- Earnings	£m	6,617	6,617	8,420	8,420	7,499	7,499
- Shares	m	2,256	2,267	2,256	2,267	2,256	2,267
- Per share	GBp	293.3	291.9	373.2	371.4	332.4	330.8
Year ended 31 December 2021
- Earnings	£m	6,789	6,789	7,556	7,556	7,243	7,243
- Shares	m	2,287	2,297	2,287	2,297	2,287	2,297
- Per share	GBp	296.9	295.6	330.4	329.0	316.7	315.3
British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

Notes to the Financial Statements
Earnings per share cont…
Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 31 to 36):

Years ended 31 December	2022	2021
	pence	pence
Diluted earnings per share	291.9	295.6
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	9.6	12.7
Effect of Brazil VAT case	(17.1)	—
Effect of disposal of subsidiaries	(0.3)	15.6
Effect of excise and VAT dispute	—	1.0
Effect of charges in respect of DOJ and OFAC investigations	19.9	—
Effect of charges in respect of Nigerian FCCPC case	3.5	—
Effect of impairment on held-for-sale assets and associated costs	26.4	—
Effect of restructuring and integration costs	28.9	4.9
Effect of other adjusting items	5.2	0.6
Effect of adjusting items in net finance costs	1.2	2.4
Effect of associates’ adjusting items	4.1	0.5
Effect of adjusting items in respect of deferred taxation	(1.9)	(4.3)
Adjusted diluted earnings per share	371.4	329.0

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2021 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.
Diluted headline earnings per share are calculated by taking the following adjustments into account:

Years ended 31 December	2022	2021
	pence	pence
Diluted earnings per share	291.9	295.6
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	15.5	4.2
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	(0.7)	(0.3)
Effect of impairment of subsidiaries transferred to held-for-sale (net of tax)	23.7	3.6
Effect of foreign exchange reclassification from reserves to the income statement	0.3	12.5
Issue of shares and change in shareholding of an associate	0.1	(0.3)
Diluted headline earnings per share	330.8	315.3

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

Years ended 31 December	2022	2021
	£m	£m
Earnings	6,617	6,789
Effect of impairment of intangibles, property, plant and equipment, associates and held-for-sale assets (net of tax)	352	96
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback (net of tax)	(16)	(8)
Effect of impairment of subsidiaries transferred to held-for-sale (net of tax)	538	83
Effect of foreign exchange reclassification from reserves to the income statement	5	289
Issue of shares and change in shareholding of an associate	3	(6)
Headline earnings	7,499	7,243

Notes to the Financial Statements
CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS
The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 31 to the 2021 Annual Report and Accounts and Form 20-F and will be included in the 2022 Annual Report and Accounts and Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.
In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.
Taxes
The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.
There are disputes that are in or may proceed to litigation in a number of countries, including Brazil and the Netherlands.
In Brazil, the Federal Tax authority has challenged the treatment of Rio de Janeiro VAT incentives. In October 2021, in respect of the 2016-2021 calendar years, the authority's position was upheld at the lower Judicial Court. The company has appealed in full against the judgment. The maximum exposure from 2016 is BRL 833 million (£131 million) including potential interest and penalties.
In the Netherlands, the Dutch tax authority previously issued a number of assessments on various issues across the years 2003-2016 in relation to several intra-group transactions. The case is being dealt with in two separate trials. The first trial deals with assessments for the periods from 2008-2013 (with an aggregate net potential liability of £285 million). A separate trial will cover the periods from 2014-2016 (with an aggregate net potential liability of £936 million). In relation to the periods from 2008 - 2013, at an initial trial, the District Court of North Holland issued judgments on 17 October 2022, resulting in findings against the Group on a number of issues. All these judgments have been appealed to the High Court.
The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.
Group litigation
Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.
Canada
In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £6.1 billion) and CAD$118 billion (approximately £72 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £172 billion) and CAD$630 billion (approximately £387 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £203 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4 billion (approximately £5.8 billion) and CAD$10.9 billion in damages (approximately £6.7 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 has been delayed. No new trial date has been set.
In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec class actions. ITCAN’s share of the judgment is approximately CAD$9.2 billion. As a result of this judgment, the attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application, ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were

Notes to the Financial Statements
Contingent liabilities and financial commitments cont…
Canada cont...
defendants in the Canadian tobacco litigation (the “stays”). The stays are currently in place until 31 March 2023. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.
U.S. - Engle
As at 31 December 2022, the Group’s subsidiaries, R. J. Reynolds Tobacco Company (RJRT), Lorillard Tobacco Company (Lorillard Tobacco) and Brown & Williamson Holdings, Inc., had collectively been served in 665 pending Engle progeny cases filed on behalf of approximately 838 individual plaintiffs. Many of these are in active discovery or nearing trial. In 2022, RJRT or Lorillard Tobacco paid judgments in eleven Engle progeny cases. Those payments totalled US$13.2 million (approximately £11.0 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys' fees and statutory interest. In addition, from 1 January 2020 to 31 December 2022, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco for US$58 million (approximately £48 million) in compensatory damages (as adjusted) and US$35 million (approximately £29 million) in punitive damages. A majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £166 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds.
Fox River
In January 2017, NCR Corporation (NCR) and Appvion entered into a Consent Decree with the U.S. Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017. The U.S. Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (PRPs) against NCR were dismissed. On 4 January 2019, the U.S. Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019, and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments in the period of £8 million, with the provision standing at £54 million at 31 December 2022 (2021: £62 million) after disbursements.
In July 2016, the High Court ruled in favour of a Group subsidiary, BTI 2014 LLC (BTI), stating that a dividend of €135 million (approximately £120 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of BTI and of negatively impacting its interests. On 10 February 2017, following a hearing in January 2017 to determine the relief due, the Court found in BTI’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £154 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the UK Supreme Court. Both parties applied directly to the UK Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal took place before the Supreme Court on 4 and 5 May 2021. On 5 October 2022, the Supreme Court handed down its judgment, dismissing BTI's appeal. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.
Investigations
There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in the Netherlands.
From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, against Group companies. The Group cooperates with the authorities’ investigations, where appropriate.
For instance, as discussed on page 21, the Group has been cooperating with investigations by the DOJ and OFAC into allegations of breaches of sanctions. The Group is engaged in discussions with both agencies to find a resolution through settlement. A provision of £450 million has been recognised in 2022. However, it cannot be excluded that the amount of any potential settlement with the DOJ and OFAC may vary from this amount.
Summary
Having regard to all these matters, with the exception of Fox River, Egypt, Quebec, and the DOJ and OFAC investigations, the Group does not consider it appropriate to make any provision in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group. In addition, the Group accrues for damages, attorneys' fees and/or statutory interest, including in respect of certain Engle Progeny cases, certain U.S. individual smoking and health cases, the DOJ medical reimbursement/corrective statement case and the Nigeria competition investigation.
Full details of the litigation against Group companies and tax disputes as at 31 December 2022 will be included in the Annual Report and Accounts and Form 20-F for the year ended 31 December 2022. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments in 2022 or to date in 2023 that would impact the financial position of the Group.

Notes to the Financial Statements
FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the FII GLO. There were (at 31 December 2022) 17 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims. The Supreme Court remitted that matter to the High Court to determine whether the claim is within time on the facts. The judgment from the second hearing was handed down in July 2021 and concerned the appropriate methodology to compute the claim. Applying that judgment reduces the value of the FII GLO claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advanced corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.
During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the income statement in the current or prior period in respect of the receipt (being net £0.9 billion) and is held within trade and other payables. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £33 million in respect of 2022 (2021: £20 million) accruing on the balance, which was also treated as an adjusting item.
The final resolution of all issues in the litigation is likely to take a number of years. The Group made an interim repayment to HMRC of £50 million in 2022 and intends to make further interim repayments in future periods.
RETIREMENT BENEFIT SCHEMES
The Group’s subsidiary undertakings operate various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes in various jurisdictions, with its most significant arrangements being in the U.S., the UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the current service cost.
Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.
The present value of total funded scheme liabilities as at 31 December 2022 was £6,515 million (2021: £10,084 million), while unfunded scheme liabilities amounted to £797 million (2021: £1,037 million). The fair value of scheme assets decreased from £10,816 million in 2021 to £7,424 million in 2022. The overall net asset for all pension and healthcare schemes in Group subsidiaries amounted to £51 million at the end of 2022, compared to a net liability of £321 million at the end of 2021.
The reduction in net liability may be largely attributed to the impact of higher discount rates applied in the U.S. (2022: 5.5%; 2021: 3.0%) and elsewhere, offset by inflation-related experience adjustments and increases in the assumptions for the impact of future inflation on pensions across the Group.
In addition, during 2022, the risk profiles and values of amounts relating to retirement benefit arrangements were impacted by the following transactions:
•In the U.S., following a partial buy-out in October 2021, a further partial buy-out affecting portions of the membership of the Reynolds American Retirement Plan plan was concluded on 7 June 2022, with approximately US$1.6 billion (£1.3 billion) of plan liabilities removed from the balance sheet, resulting in a settlement gain of £16 million. This has been reported as a settlement in the Income Statement, and recognised as an adjusting item. In total, approximately US$3.5 billion (£2.7 billion) of plan liabilities have been removed from the balance sheet in the U.S. under these partial buy-outs, as the Group seeks to de-risk the balance sheet; and
•In the UK, on 26 October 2022, a third and final buy-in policy was acquired with PIC. £198 million of assets were transferred immediately with £35 million of the premium deferred until 2023 and 2024. As a result of this and previous buy-in transactions, approximately 94% of the assets held by UKPF (2021: 84%) are represented by the buy-in contracts, covering 100% of UKPF’s retirement liabilities (2021: 91%). On an IAS 19 basis, the subsequent fair value of the insurance policies matches the present value of the liabilities being insured. In accordance with IAS 19, any initial gains or losses on entering into these buy-in contracts has been recognised in other comprehensive income with no impact to the income statement. Subsequently, the fair value of the buy-in insurance policies noted above will match the present value of the liabilities being insured and gains or losses on these assets will match similar amounts on insured liabilities through the statement of other comprehensive income.

Other Information
DIVIDENDS
The Board has declared an interim dividend of 230.9p per ordinary share of 25p, for the year ended 31 December 2022, payable in four equal quarterly instalments of 57.72p per ordinary share in May 2023, August 2023, November 2023 and February 2024. This represents an increase of 6.0% on 2021 (2021: 217.8p per share), and a payout ratio, on 2022 adjusted diluted earnings per share, of 62.2%.
The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record dates set out under the heading ‘Key Dates’ below.
General dividend information
Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend by directors, in the period that it is paid.
The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period, amounting to £4,915 million (2021: £4,904 million).

	2022		2021
Dividends declared:	Pence per share	USD per ADS	Pence per share	USD per ADS
Quarterly Payment 1 (paid May 2022)	54.45	0.6804340	53.90	0.7576180
Quarterly Payment 2 (paid August 2022)	54.45	0.6555230	53.90	0.7345300
Quarterly Payment 3 (paid November 2022)	54.45	0.6355400	53.90	0.7217210
Quarterly Payment 4 (paid February 2023)	54.45	0.6691900	53.90	0.7298860
	217.80	2.6406870	215.60	2.9437550
Holders of ADSs
For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in U.S. dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (ADR) programme in respect of each quarterly dividend payment.
South Africa Branch Register
In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.
The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Other Information
Dividends cont…
Key dates
In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable. All dates are 2023, unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	09 February
Publication of finalisation information (JSE)	13 March	04 July	18 September	12 December
No removal requests permitted (in either direction) between the UK main register and the South Africa branch register	13 March– 27 March	04 July - 17 July	18 September– 02 October	12 December– 27 December
Last Day to Trade (LDT) cum-dividend (JSE)	20 March	11 July	26 September	19 December
Shares commence trading ex-dividend (JSE)	22 March	12 July	27 September	20 December
No transfers permitted between the UK main register and the South Africa branch register	22 March– 27 March	12 July– 17 July	27 September– 02 October	20 December– 27 December
No shares may be dematerialised or rematerialised on the South Africa branch register	22 March– 27 March	12 July– 17 July	27 September– 02 October	20 December– 27 December
Shares commence trading ex-dividend (LSE)	23 March	13 July	28 September	21 December
Shares commence trading ex-dividend (NYSE)	23 March	13 July	28 September	21 December
Record date (JSE, LSE and NYSE)	24 March	14 July	29 September	22 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	11 April	28 July	13 October	11 January 2024
Payment date (LSE and JSE)	03 May	18 August	03 November	01 February 2024
ADS payment date (NYSE)	08 May	23 August	08 November	06 February 2024

Note:
(1) The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

Other Information
NON-FINANCIAL KEY PERFORMANCE INDICATORS (KPIs)
Volume
Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:
•Factory-made cigarettes (FMC) – sticks, regardless of weight or dimensions;
•Roll-Your-Own / Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;
•Traditional Oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;
•Modern Oral – pouches, being 1:1 conversion to stick equivalent;
•Tobacco Heat sticks – sticks, being 1:1 conversion to stick equivalent; and
•Vapour – pods and 10 millilitre bottles. There is no conversion to a stick equivalent.
Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.
Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.
Volume share
Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, Modern Oral, Vapour, Traditional Oral, total oral or cigarette. Except when referencing particular markets, volume share is based on our key markets (representing around 70% of the Group’s cigarette and THP volume).
Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors / wholesalers.
Volume share is used by management to assess the relative performance to the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.
Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.
However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, December 2022).
Value share
Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our key markets (representing around 80% of the Group’s cigarette and THP value).
Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).
Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Other Information
Non-Financial KPIs cont….
Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time.
However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, December 2022).
Price mix
Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).
This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the decline in combustibles revenue (excluding translational foreign exchange movements) of 0.6% in 2022, with a decline in combustibles volume of 5.2% in 2022, leads to a price mix of 4.6% in 2022. No assumptions underlie this metric as it utilises the Group’s own data.
Consumers of Non-combustible products
The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties, including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as “poly users”.
The number of Non-Combustible products consumers is used by management to assess the number of consumers using the Group’s New Categories products as the increase in Non-Combustible products is a key pillar of the Group’s ESG ambition and is integral to the sustainability of our business.
The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

Other Information
NON-GAAP MEASURES
To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.
Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.
The principal non-GAAP measures which the Group uses are adjusted profit from operations, adjusted diluted earnings per share, adjusted net finance costs and adjusted taxation which are before the impact of adjusting items and are reconciled from profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share.
The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Tobacco Heating Products, Modern Oral, New Categories as a whole, Combustibles and Traditional Oral), including by geographic segment (including revenue generated in the United States, Europe and North Africa, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East). The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance of individual Group product categories, including by geographic segments. They are not presentations made in accordance with IFRS and should not be considered as an alternative to breakdowns of revenues determined in accordance with IFRS. Breakdowns of revenues by product category and contributions to profit from operations by product category are not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these measures in isolation from, or as a substitute analysis for, the Group’s breakdowns of revenues as determined in accordance with IFRS.
The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its product categories and geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information
Non-GAAP measures cont…
The Group also presents net debt, a non-GAAP measure, on page 17 and page 54. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider this measure in isolation from, or as a substitute analysis for the Group’s measures of financial position as determined in accordance with IFRS.
Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2021 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on page 40.
The Group also presents the underlying tax rate, a non-GAAP measure, on page 16. The Group uses the underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in the Group’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.
Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.
Revenue at constant rates of exchange
Definition: Revenue before the impact of foreign exchange.

For the year ended 31 December	2022	2021
	£m	£m
Revenue	27,655	25,684
Impact of translational foreign exchange	(1,382)
Revenue at constant exchange rates	26,273

Revenue by Product Category, including New Categories, at constant rates of exchange
Definition: Revenue derived from each of the main product categories, including New Categories, before the impact of foreign exchange. This measure enables users of the financial statements to better compare the Group’s business performance across and with reference to the Group’s investment activity.

For the years ended 31 December	2022	Impact of exchange	2022 at 2021 CC	2021
	£m	£m	£m	£m
New Categories	2,894	(81)	2,813	2,054
Vapour	1,436	(103)	1,333	927
THP	1,060	21	1,081	853
Modern Oral	398	1	399	274
Traditional Oral	1,209	(117)	1,092	1,118
Non-Combustibles	4,103	(198)	3,905	3,172
Combustibles	23,030	(1,142)	21,888	22,029
Other	522	(42)	480	483
Total Revenue	27,655	(1,382)	26,273	25,684

Other Information
Non-GAAP measures cont…
Adjusted profit from operations, at constant rates of exchange and adjusted operating margin
Definition: Profit from operations before the impact of adjusting items (described on pages 32 to 34) and before the impact of foreign exchange and adjusted profit from operations as a percentage of revenue.

For the years ended 31 December	2022	2021
	£m	£m
Profit from operations	10,523	10,234
Add:
Restructuring and integration costs	771	150
Amortisation and impairment of trademarks and similar intangibles	285	306
Impairment of Goodwill	—	57
Credit in respect of partial buy-out of the pension fund in the U.S.	(16)	(35)
Charges in connection with impairment on held-for-sale assets and associated costs	612	—
Charges in connection with disposal of subsidiaries	(6)	358
Credit in respect of calculation of VAT on social contributions in Brazil	(460)	—
Charges in respect of DOJ and OFAC investigations	450	—
Charges in respect of Nigerian FCCPC case	79	—
Other adjusting items (including Engle)	170	80
Adjusted profit from operations	12,408	11,150
Impact of translational foreign exchange on adjusted profit from operations	(782)
Adjusted profit from operations at constant exchange rates	11,626
Operating Margin (Profit from operations as % of revenue)	38.1%	39.8%
Adjusted operating Margin (Adjusted profit from operations as % of revenue)	44.9%	43.4%

Other Information
Non-GAAP measures cont…
Adjusted net finance costs, at constant rates of exchange
Definition: Net finance costs before the impact of adjusting items (described on page 35) and before the impact of foreign exchange.

For the years ended 31 December	2022	2021
	£m	£m
Finance costs	(1,733)	(1,521)
Finance income	92	35
Net finance costs	(1,641)	(1,486)
Less: Adjusting items in net finance costs	34	55
Net adjusted finance costs	(1,607)	(1,431)
Comprising:
Interest payable	(1,648)	(1,493)
Interest and dividend income	92	35
Fair value changes – derivatives	473	(252)
Exchange differences	(524)	279
Net adjusted finance costs	(1,607)	(1,431)
Impact of translational foreign exchange	140
Net adjusted finance costs (at constant rates of exchange)	(1,467)

Adjusted Share of Post-Tax Results of Associates and Joint Ventures
Definition – share of post-tax results of associates and joint ventures before the impact of adjusting items (described on page 36).

For the years ended 31 December	2022	2021
	£m	£m
Group’s share of post-tax results of associates and joint ventures	442	415
Issue of shares and changes in shareholding	3	(6)
Impairment of the Group’s associate in Yemen	18	18
Impairment in relation to Organigram (net of tax)	59	—
Other	12	—
Adjusted Group’s share of post-tax results of associates and joint ventures	534	427
Adjusted taxation
Definition: Taxation before the impact of adjusting items (described on page 36).

For the years ended 31 December	2022	2021
	£m	£m
UK
- current year tax	2	1
- adjustment in respect of prior periods	(5)	(26)
Overseas
- current year tax	2,675	2,418
- adjustment in respect of prior periods	46	(17)
Current tax	2,718	2,376
Deferred tax	(240)	(187)
Taxation on ordinary activities	2,478	2,189
Adjusting items in taxation	27	91
Taxation on adjusting items	176	119
Net adjusted tax charge	2,681	2,399

Other Information
Non-GAAP measures cont…
Underlying tax rate
Definition: Tax rate incurred before the impact of adjusting items (described on page 32 to 36) and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

For the year ended 31 December	2022	2021
	£m	£m
Profit before taxation (PBT)	9,324	9,163
Less:
Share of post-tax results of associates and joint ventures	(442)	(415)
Adjusting items within profit from operations	1,885	916
Adjusting items within finance costs	34	55
Adjusted PBT, excluding associates and joint ventures	10,801	9,719
Impact of translational foreign exchange	(642)
Adjusted PBT, excluding associates and joint ventures (at constant rates)	10,159

Taxation on ordinary activities	(2,478)	(2,189)
Adjusting items within taxation and taxation on adjusting items	(203)	(210)
Adjusted taxation	(2,681)	(2,399)
Impact of translational foreign exchange on adjusted taxation	131
Adjusted taxation (at constant rates)	(2,550)
Effective tax rate	26.6%	23.9%
Underlying tax rate	24.8%	24.7%
Underlying tax rate (constant rates)	25.1%

Adjusted diluted earnings per share, at constant rates of exchange
Definition: diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange.

For the year ended 31 December	2022	2021
	pence	pence
Diluted earnings per share	291.9	295.6
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	9.6	12.7
Effect of Brazil VAT case	(17.1)	0.0
Effect of disposal of subsidiaries	(0.3)	15.6
Effect of excise and VAT dispute	—	1.0
Effect of charges in respect of DOJ and OFAC investigations	19.9	0.0
Effect of charges in respect of Nigerian FCCPC case	3.5	0.0
Effect of impairment on held-for-sale assets and associated costs	26.4	0.0
Effect of restructuring and integration costs	28.9	4.9
Effect of other adjusting items	5.2	0.6
Effect of adjusting items in net finance costs	1.2	2.4
Effect of associates’ adjusting items	4.1	0.5
Effect of adjusting items in respect of deferred taxation	(1.9)	(4.3)
Adjusted diluted earnings per share	371.4	329.0
Impact of translational foreign exchange	(23.3)
Adjusted diluted earnings per share, at constant exchange rates	348.1

Other Information

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Other Information
Non-GAAP measures cont…
Net debt
Definition: Total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of RAI acquired debt arising as part of the PPA process.

Other Information
ADDITIONAL INFORMATION
British American Tobacco is one of the world's leading consumer products businesses, with brands sold across the world. We have strategic combustible and THP brands – including Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, glo, Newport (in the U.S.), Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and over 200 brands in our portfolio, including a growing portfolio of potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 50 markets.
References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.
ANNUAL REPORT AND ACCOUNTS and FORM 20-F
Statutory accounts
The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2022 or 2021. Statutory accounts for 2021 have been delivered to the Registrar of Companies and those for 2022 will be delivered following the Company’s Annual General Meeting. The auditors’ report on the 2021 accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.
Publication
The Annual Report and Accounts and Form 20-F will be published on bat.com on or around 2 March 2023. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Annual Report and Form 20-F on the website and of the Performance Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register. In addition, the Company files its Annual Report on Form 20-F and other documents with the United States Securities and Exchange Commission (SEC). BAT’s filings are available to the public, together with the public filings of other issuers, at the SEC’s website, www.sec.gov.
The Group financial statements (including the notes to the financial statements and the report of the independent registered public accounting firm (for U.S. purposes) for the year ended 31 December 2022), the consent of KPMG LLP and management’s report on internal control over financial reporting will be filed on a Form 6-K with the SEC on or around 9 February 2023 and will be available on the SEC's website at www.sec.gov. That Form 6-K will be submitted to the U.K. National Storage Mechanism thereafter and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

DISTRIBUTION OF PRELIMINARY STATEMENT
This announcement is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com.
Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services. Contact details are set out below.
This announcement was approved by the Board of Directors on 8 February 2023.

Other Information
OUR PRODUCTS
The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.
The conversion rates that are applied:

Equivalent to one cigarette

Tobacco Heat sticks	1 heat stick
Cigars	1 cigar (regardless of size)
Oral
- Pouch	1 pouch
- Moist Snuff	2.8 grams
- Dry Snuff	2.0 grams
- Loose leaf, plug, twist	7.1 grams
Pipe tobacco	0.8 grams
Roll-your-own	0.8 grams
Make-your-own
- Expanded tobacco	0.5 grams
- Optimised tobacco	0.7 grams

Roll-your-own (RYO)
Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.
Make-your-own (MYO)
MYO expanded tobacco; also known as volume tobacco.
Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.
MYO non-expanded tobacco; also known as optimised tobacco.
Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

SHAREHOLDER INFORMATION
FINANCIAL CALENDAR 2023*

Wednesday 19 April	Annual General Meeting at 11.30 am

Details of the venue and business to be proposed at
the meeting will be set out in the Notice of AGM, which
will be made available to all shareholders and published
on www.bat.com.
The format for the 2023 AGM will be contingent on applicable UK Government health and safety restrictions in place at that time.

Thursday 27 July	Half-Year Report

* Indicated dates are subject to change

Other Information
FORWARD-LOOKING STATEMENTS AND OTHER MATTERS
This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.
In particular, these forward-looking statements include, among other statements, statements regarding the Group's future financial performance, planned product launches and future regulatory developments and business objectives (including with respect to sustainability and other environmental, social and governance matters), as well as: (i) certain statements in the Chief Executive Statement (pages 1 to 2); (ii) certain statements in the Finance and Transformation Director’s Statement (page 2); (iii) certain statements in the Group Operating Review (page 5); (iv) certain statements in the Category Performance Review (pages 6 to 10); (v) certain statements in the Regional Review section (pages 11 to 14); (vi) certain statements in the Other Financial Information section (pages 15 to 18); (vii) certain statements in the Other Information section (pages 19 to 24); (viii) certain statements in the Notes to the Financial Statements section (pages 31 to 43), including the Liquidity and Contingent Liabilities and Financial Commitments sections; and (ix) certain statements in the Other Information section (pages 44 to 56), including the Non-GAAP Measures sections and under the heading “Dividends”.
These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook," "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates, including the projected future financial and operating impacts of the COVID-19 pandemic.
All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group; and direct and indirect adverse impacts associated with Climate Change and the move towards a Circular Economy.
A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement”, "Group Principal Risks" and "Group Risk Factors" in the 2021 Annual Report and Accounts and Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.
No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.
All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S. / Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.
Our Vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, Camel Snus and Granit, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without Agency clearance.

CORPORATE INFORMATION
Premium listing
London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)
Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK
tel: 0800 408 0094; +44 370 889 3159
Share dealing tel: 0370 703 0084 (UK only)
Your account: www.computershare.com/uk/investor/bri
Share dealing: www.computershare.com/dealing/uk
Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing
JSE (Share Code: BTI)
Shares are traded in electronic form only and transactions settled electronically through Strate.
Computershare Investor Services Proprietary Limited
Private Bag X9000, Saxonwold 2132, South Africa
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Sponsor for the purpose of the JSE
UBS South Africa (Pty) Ltd

American Depositary Receipts (ADRs)
NYSE (Symbol: BTI; CUSIP Number: 110448107)
BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.
Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940-3077, USA
tel: +1 888 985 2055 (toll-free) or +1 781 575 4555
email enquiries: citibank@shareholders-online.com
website: www.citi.com/dr

Publications
British American Tobacco Publications
Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK
tel: +44 20 7511 7797
e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.
Registered office
Globe House, 4 Temple Place, London, WC2R 2PG, UK
tel: +44 20 7845 1000;

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.
Representative office in South Africa
Waterway House South
No 3 Dock Road, V&A Waterfront, Cape Town 8000
South Africa
PO Box 631, Cape Town 8000, South Africa
tel: +27 21 003 6712

GLOSSARY and DEFINITIONS
The following is a summary of the key terms used within this report:

Term	Definition
AmSSA	Americas (excluding U.S.) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa.
APME
Asia Pacific and Middle East. The key markets are:
Algeria, Australia, Bangladesh, Egypt, Gulf Cooperation Council (including Saudi Arabia), Japan, Malaysia, Morocco, New Zealand, Pakistan, South Korea, Taiwan, Vietnam.
From 1 January 2022, Algeria, Sudan, Morocco, Libya, Tunisia and Egypt moved to APME. No restatement of prior year figures has been made as the impact was not material to either Europe or APME.

British American Tobacco, BAT, Group, we, us and our	When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.
Carbon Dioxide equivalent emissions	Carbon Dioxide equivalent (CO2e) emissions include CO2, CH4 and N2O and are reported where we have operational control. We do not include data on other GHG emissions (HFCs, PFCs, SF6 and NF3) as they are estimated to be insignificant.
Cigarette	Factory-made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.
Circular Economy	The circular economy is a model of production and consumption, which involves sharing, leasing, reusing, repairing, refurbishing and recycling existing materials and products as long as possible.
Combustibles	Cigarettes and OTP.
Constant Currency / Constant rates	Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.
Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union.
Double Materiality Assessment	Although financial materiality has been considered in the development of our Double Materiality Assessment (“DMA”), our DMA and any related conclusions as to the materiality of sustainability or ESG matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.
Emerging Markets	Those markets not defined as Developed Markets.
Europe
Europe. The key markets are:
Belgium, Bulgaria, the Czech Republic, Denmark, France, Germany, Greece, Hungary, Italy, Kazakhstan, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, Ukraine, the United Kingdom.
From 1 January 2022, Algeria, Sudan, Morocco, Libya, Tunisia and Egypt moved to APME and ENA has been renamed Europe. No restatement of prior year figures has been made as the impact was not material to either Europe or APME.

GTR	Global Travel Retail.
Key markets
The key markets are:
Algeria, Argentina, Australia, Bangladesh, Belgium, Bulgaria, Brazil, Canada, Chile, Colombia, the Czech Republic, Denmark, Egypt, France, Germany, Greece, Gulf Cooperation Council (including Saudi Arabia), Hungary, Italy, Japan, Kazakhstan, Malaysia, Mexico, Morocco, Netherlands, New Zealand, Nigeria, Pakistan, Poland, Romania, Russia, South Africa, South Korea, Spain, Switzerland, Turkey, Taiwan, Ukraine, the United Kingdom, the United States, Vietnam.

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus.
New Categories	Includes Vapour, THP and Modern Oral.
Non-Combustibles	New Categories plus Traditional Oral.
Organic	Performance presented excluding businesses sold or acquired that may significantly affect the users understanding of the Group's performance when compared across periods. Organic measures exclude the performance of such businesses in the current and comparator periods to ensure like for like assessment across all periods. In 2021, the Group sold its Iranian business. However, as the Iranian business was not significant to the users understanding of that year or subsequent years financial performance, management did not treat the sale of Iranian business as an organic adjustment.
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos.
Project Quantum	Review of the Group’s operating model to drive increased agility and efficiency.
Reduced risk*	Based on the available science, products within “New Categories” and “Traditional Oral” have been shown to be reduced-risk; are likely to be reduced-risk or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.
Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (U.S.), Natural American Spirit (U.S.), Camel (U.S.), glo and Neo.
Strategic Portfolio
Comprises strategic combustibles, strategic traditional oral and New Categories – and includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport (U.S.), Natural American Spirit (U.S.), Camel (U.S.), Vype, Vuse, glo, Neo, Ten Motives, Velo, EPOK, Lyft, Granit, Mocca, Grizzly, Camel Snus, Kodiak.

Tobacco Supply Chain	Our goals cover all tobacco used in our combustibles and THP products. Our metrics, however, derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our strategic third-party suppliers, representing over 80% of the tobacco purchased by volume in 2022 and defined in this document as ‘Tobacco Supply Chain’.
Top 5 / T5 Vapour markets	Being the top 5 markets for industry Vapour sales by revenue – U.S., Canada, UK, France and Germany. These markets represent an estimated 88% of Global industry vapour revenue (rechargeables and disposables).
Top 5 / T5 Modern Oral markets	Being the top 5 markets for industry Modern Oral sales by revenue – U.S., Sweden, Norway, Denmark and Switzerland. These markets represent an estimated 80% of Global industry Modern Oral revenue.
Top 9 / T9 THP markets
Being the top 9 markets for industry THP sales by revenue – Japan, South Korea, Russia, Italy, Hungary, Greece, Ukraine, Poland and the Czech Republic. These markets represent an estimated 80% of Global industry THP revenue.

THP	Tobacco Heating Products (i.e., the devices, which include glo and our hybrid products) or Tobacco Heated Products (i.e., the consumables used by Tobacco heating product devices).
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lundgrens).
U.S.	United States of America (a key market).
Value share	Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our key markets (representing around 80% of the Group's cigarette and THP value).
Volume share	Offtake volume share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our key markets. The Group’s key markets represent around 70% of the Group’s cigarette and THP volume.
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, ViP and Ten Motives.
*Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
In August 2021, the Group disposed of its Iranian business.

Additional information reconciling Volume, Revenue, Profit from Operations and Operating Margin to Organic volume, Organic revenue, Organic adjusted profit from operations and Organic adjusted operating margin

Group Volume	2022				2021
For the years ended 31 December	Reported	Inorganic adjust's	Organic	Organic growth %	Reported	Inorganic adjust's	Organic
New categories:
Vapour (mn 10ml/pods)	612	—	612	+14.3%	535	—	535
THP (bn sticks)	24.0	(5.2)	18.8	+26.8%	19.1	(4.3)	14.8
Modern Oral (mn pouches)	4,010	(49)	3,961	+21.7%	3,296	(40)	3,256
Traditional Oral (bn sticks eq)	7	—	7	-8.3%	8	—	8
Cigarettes (bn sticks)	605	(43)	562	-5.3%	637	(44)	593
OTP (bn sticks)	16	—	16	-10.3%	18	—	18
Total Combustibles (bn sticks)	621	(43)	578	-5.4%	655	(44)	611
Memo: Cigarettes + THP (bn sticks)	629	(48)	581	-4.5%	656	(48)	608

Revenue by Region
For the years ended 31 December	2022						2021
	Reported £m	Impact of exchange £m	Reported at constant £m	Inorganic adjust's at constant rate £m	Organic at constant £m	Organic growth vs 2021%	Reported £m	Inorganic Adjust's £m	Organic £m
U.S.	12,639	(1,281)	11,358	—	11,358	-2.8%	11,691	—	11,691
AmSSA	4,203	(224)	3,979	—	3,979	+4.7%	3,801	—	3,801
Europe	6,346	77	6,423	(813)	5,610	+5.3%	6,001	(673)	5,328
APME	4,467	46	4,513	—	4,513	+7.7%	4,191	—	4,191
Total Group	27,655	(1,382)	26,273	(813)	25,460	+1.8%	25,684	(673)	25,011

Revenue by Product Category
For the years ended 31 December	2022						2021
Group	Reported £m	Impact of exchange £m	Reported at constant £m	Inorganic adjust's at constant rate £m	Organic at constant £m	Organic growth vs 2021%	Reported £m	Inorganic Adjust's £m	Organic £m
New categories:
Vapour	1,436	(103)	1,333	—	1,333	+43.8%	927	—	927
THP	1,060	21	1,081	(133)	948	+24.7%	853	(93)	760
Modern Oral	398	1	399	(5)	394	+45.9%	274	(4)	270
Total New Categories	2,894	(81)	2,813	(138)	2,675	+36.7%	2,054	(97)	1,957
Traditional Oral	1,209	(117)	1,092	—	1,092	-2.3%	1,118	—	1,118
Combustibles	23,030	(1,142)	21,888	(669)	21,219	-1.1%	22,029	(573)	21,456
Other	522	(42)	480	(6)	474	-1.3%	483	(3)	480
Revenue	27,655	(1,382)	26,273	(813)	25,460	+1.8%	25,684	(673)	25,011

Profit from Operations
For the years ended 31 December	2022							2021
	Reported £m	Adjusting items £m	Impact of exchange £m	Adjusted at constant £m	Inorganic adjust's at constant rate £m	Adjusted organic at constant £m	Adjusted organic growth vs 2021%	Reported £m	Adjusting items £m	Inorganic Adjust's £m	Adjusted organic £m
U.S.	6,205	630	(740)	6,095	—	6,095	+3.5%	5,566	321	—	5,887
AmSSA	2,022	(280)	(83)	1,659	—	1,659	+4.3%	1,496	94	—	1,590
Europe	1,270	812	21	2,103	(276)	1,827	+0.6%	1,885	71	(139)	1,817
APME	1,026	723	20	1,769	—	1,769	+3.0%	1,287	430	—	1,717
Total Group	10,523	1,885	(782)	11,626	(276)	11,350	+3.1%	10,234	916	(139)	11,011

Additional Information on Revenue by Category by Region

Volume (unit)
For year ended 31 December	U.S.		AmSSA		EUROPE		APME		Group
	2022	% change	2022	% change	2022	% change	2022	% change	2022	% change
New Categories
Vapour	320	+10.0%	83	+33.3%	197	+13.9%	12	+31.1%	612	+14.3%
THP	—	0.0%	—	n/m	13	+33.8%	11	+17.0%	24	+25.6%
Modern Oral	301	-50.1%	10	n/m	3,169	+29.9%	530	+108.4%	4,010	+21.7%
Traditional Oral	6.6	-8.1%	—	0.0%	0.8	-9.8%	—	0.0%	7.4	-8.3%
Total Non-Combustibles
Cigarettes	59	-15.4%	148	+0.7%	193	-9.9%	205	-0.8%	605	-5.1%
OTP	—	-17.8%	1	-5.1%	13	-11.1%	2	-6.8%	16	-10.3%
Total Combustibles	59	-15.5%	149	+0.7%	206	-10.0%	207	-0.8%	621	-5.2%
Memo: Cigarettes and THP	59	-15.4%	148	+0.7%	206	-8.0%	216	0.0%	629	-4.2%

Revenue - reported at current rates (£m)
For year ended 31 December	U.S.		AmSSA		EUROPE		APME		Group
	2022	% change	2022	% change	2022	% change	2022	% change	2022	% change
New Categories	949	+68.7%	219	+55.6%	1,171	+43.7%	555	+3.7%	2,894	+40.9%
Vapour	913	+62.9%	218	+55.1%	286	+37.9%	19	+4.3%	1,436	+54.9%
THP	0	-69.1%	0	—%	537	+57.3%	523	+2.3%	1,060	+24.3%
Modern Oral	36	n/m	1	n/m	348	+30.8%	13	+117.0%	398	+45.3%
Traditional Oral	1,174	+8.9%	0	0.0%	35	-12.3%	0	0.0%	1,209	+8.2%
Total Non-Combustibles	2,123	+29.5%	219	+55.6%	1,206	+41.1%	555	+3.7%	4,103	+29.4%
Total Combustibles	10,470	+4.5%	3,751	+9.2%	4,996	-0.6%	3,813	+7.3%	23,030	+4.5%
Other	46	+27.9%	233	+3.2%	144	+16.9%	99	-0.9%	522	+7.6%
Total	12,639	+8.1%	4,203	+10.6%	6,346	+5.7%	4,467	+6.6%	27,655	+7.7%
Of which:
Strategic	12,018	+8.5%	2,622	+18.6%	4,969	+11.0%	2,276	+3.8%	21,885	+9.6%
Non-strategic	621	+1.4%	1,581	-0.6%	1,377	-9.7%	2,191	+9.7%	5,770	+0.8%
	12,639	+8.1%	4,203	+10.6%	6,346	+5.7%	4,467	+6.6%	27,655	+7.7%

Revenue - adjusted at constant rates (£m)
For year ended 31 December	U.S.		AmSSA		EUROPE		APME		Group
	2022	% change	2022	% change	2022	% change	2022	% change	2022	% change
New Categories	854	+51.6%	208	+47.5%	1,162	+42.7%	589	+10.1%	2,813	+37.0%
Vapour	821	+46.4%	207	+47.0%	287	+38.5%	18	+1.7%	1,333	+43.8%
THP	0	-72.3%	0	-211.1%	523	+53.3%	558	+9.1%	1,081	+26.7%
Modern Oral	33	n/m	1	-100.0%	352	+32.3%	13	+121.2%	399	+45.6%
Traditional Oral	1,055	-2.1%	0	0.0%	37	-7.7%	0	0.0%	1,092	-2.3%
Total Non-Combustibles	1,909	+16.3%	208	+47.5%	1,199	+40.3%	589	+10.1%	3,905	+23.1%
Total Combustibles	9,409	-6.1%	3,565	+3.8%	5,083	+1.2%	3,831	+7.8%	21,888	-0.6%
Other	40	+14.9%	206	-8.7%	141	+15.1%	93	-7.8%	480	-0.8%
Total	11,358	-2.8%	3,979	+4.7%	6,423	+7.0%	4,513	+7.7%	26,273	+2.3%
Of which:
Strategic	10,799	-2.5%	2,485	+12.4%	5,019	+12.1%	2,322	+5.9%	20,625	+3.3%
Non-strategic	559	-8.9%	1,494	-6.1%	1,404	-7.8%	2,191	+9.7%	5,648	-1.3%
	11,358	-2.8%	3,979	+4.7%	6,423	+7.0%	4,513	+7.7%	26,273	+2.3%